UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 1 February 2023, London U.K.

GSK delivers strong 2022 performance with full year sales of £29.3 billion +19% AER, +13% CER; Total EPS 371.4p >100% Adjusted EPS of 139.7p +27% AER, +15% CER from continuing operations

Highlights

Step change in commercial execution drives strong sales growth across Specialty Medicines and Vaccines
●	Sales of £29.3 billion +19% AER, +13% CER. Sales +15% AER, +10% CER excluding COVID-19 solutions
●
Specialty Medicines £11.3 billion +37% AER, +29% CER; HIV +20% AER, +12% CER; Oncology +23% AER, +17% CER; Immuno-inflammation and other specialty +29% AER +20% CER; COVID-19 solutions (Xevudy) sales £2.3 billion

●	Vaccines £7.9 billion +17% AER, +11% CER; Shingrix £3 billion +72% AER, +60% CER
●	General Medicines £10.1 billion +5% AER, +1% CER

Prioritised investment and cost discipline support strong growth in operating profit and EPS
●
Total continuing operating margin 21.9%. Total EPS 371.4p > 100% primarily reflecting the gain from discontinued operations arising on the demerger of the Consumer Healthcare business. Total continuing EPS 110.8p +34% AER, +18% CER

●	Adjusted operating margin 27.8%. Adjusted operating profit growth +26% AER, +14% CER. This included a decline in growth from COVID-19 solutions of approximately 3% AER and CER
●	Adjusted EPS 139.7p +27% AER, +15% CER. This included a decline in growth from COVID-19 solutions of approximately 4% AER, 3% CER
●	Full-year 2022 cash generated from operations attributable to continuing operations £7.9 billion. Full-year free cash flow £3.3 billion

R&D delivery and business development supports future growth
●	Innovative pipeline of 69 vaccines and specialty medicines based on science of the immune system, with 18 in phase III/registration
●
Potential best in class RSV older adults candidate vaccine filed in US, EU, Japan; Shingrix interim 10-year data presented at ID Week 2022; acquisition of Affinivax completed, including phase II next-generation vaccine for pneumococcal disease and use of innovative MAPs technology

●	Continued progress in development of long-acting HIV treatments; positive phase II data on N6LS broadly-neutralising antibody presented at HIV Glasgow
●
Pivotal phase III trials for gepotidacin antibiotic for uncomplicated UTIs stopped early for efficacy; positive phase IIb data for bepirovirsen, potential functional cure for chronic hepatitis B; exclusive licence agreement with Spero Therapeutics for tebipenem Hbr, late-stage antibiotic for complicated UTIs

●	Expansion of depemokimab phase III programme with trials for long-acting IL-5 inhibitor in three additional eosinophil-driven diseases
●	4 approvals anticipated in 2023: RSV OA vaccine (US, EU, JP); Jemperli in 1L endometrial cancer (US); momelotinib in myelofibrosis (US) and daprodustat in chronic kidney disease (US, EU)

Confident in outlooks for turnover and Adjusted operating profit growth
●	2023 Turnover expected to increase between 6% to 8%; Adjusted operating profit expected to increase between 10% to 12%; EPS expected to increase between 12% to 15%
●	2023 Guidance at CER and excludes any contribution from COVID-19 solutions
●	13.75p dividend declared for the Q4 2022. No change to expected dividend from GSK of 56.5p/share for 2023

Emma Walmsley, Chief Executive Officer, GSK:
“2022 was a landmark year for GSK delivering the step change in performance we committed to, driven by strong growth in specialty medicines and vaccines, including record sales for Shingrix. We enter 2023 with good momentum, underpinning confidence in our ambitious sales and profit outlooks for 2026. At the same time, we continue to build a stronger portfolio and pipeline based on infectious diseases and the science of the immune system, including our potential new RSV vaccine. This momentum, together with further targeted business development, means GSK will also be in a strong position to deliver growth from 2026 onwards.”

The Total results are presented in summary on page 2 and under ‘Financial performance’ on pages 9 and 22 and Adjusted results reconciliations are presented on pages 18, 19, 31 and 32. Adjusted results are a non-IFRS measure excluding discontinued operations and other adjustments that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 39 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 67, COVID-19 solutions are also defined on page 67. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 39. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance, assumptions and cautionary statements’ on pages 68 and 69.

2022 results
			2022			Q4 2022
	£m	Growth £%	Growth CER%	£m	Growth £%	Growth CER%

Turnover	29,324	19	13	7,376	4	(3)

Total continuing operating profit*	6,433	48	31	1,868	>100	>100
Total EPS	371.4p	>100	>100	37.1p	98	75
Total continuing EPS	110.8p	34	18	37.2p	>100	>100
Total discontinued EPS*	260.6p	>100	>100	(0.1)p	>(100)	>(100)

Adjusted operating profit	8,151	26	14	1,595	21	5
Adjusted EPS	139.7p	27	15	25.8p	10	(6)

Cash generated from operations attributable to continuing operations	7,944	10		2,101	(37)
Free cash flow	3,348	1		895	(62)

*
The amounts presented in the table above for continuing operations and Adjusted results excludes the Consumer Healthcare business discontinued operation. The amounts presented for discontinued EPS are for the demerger of the Consumer Healthcare business. The presentation of continuing and discontinued operations under IFRS 5 are set out on page 52.

2023 guidance

The company provides its full-year 2023 guidance at constant exchange rates (CER). All expectations and full-year growth rates exclude any contributions from COVID-19 solutions.

Turnover is expected to increase between 6 to 8 per cent
Adjusted operating profit is expected to increase between 10 to 12 per cent
Adjusted earnings per share is expected to increase between 12 to 15 per cent

Due to the phasing of quarterly results in 2022 and the resulting comparators, GSK expects turnover and Adjusted operating profit growth to be slightly lower in the first half of 2023 including a challenging comparator in Q1 2022 and somewhat higher in the second half, relative to full-year expectations.

Despite the recovery of healthcare systems, uncertain economic conditions prevail across many markets in which GSK operates and we continue to expect to see variability in performance between quarters.

This guidance is supported by the following turnover expectations for full year 2023 at CER:

Specialty Medicines - Expected increase of mid to high single-digit per cent in turnover
Vaccines - Expected increase of mid-teens per cent in turnover
General Medicines - Expected slight decrease in turnover

Adjusted Operating profit is expected to grow between 10 to 12 per cent at CER reflecting Cost of sales and R&D increasing at a rate slightly below turnover, while SG&A is anticipated to increase at a rate broadly aligned to turnover, reflecting targeted support for launches and potential launches including the RSV older adult candidate vaccine. Adjusted earnings per share is expected to increase between 12 to 15 per cent at CER reflecting favourable net finance costs and non-controlling interests plus an expected lower tax rate, at around 15%.

Additional commentary
Dividend policies and expected pay-out ratios remain unchanged for GSK. The future dividend policies and guidance regarding the expected dividend pay-out in 2023 for GSK are provided on page 37.

COVID-19 solutions
Based on known binding agreements with governments, GSK does not anticipate any significant COVID-19 pandemic-related sales or operating profit in 2023. Sales of COVID-19 solutions were £2.4 billion in 2022 and therefore we expect a reduction in Turnover growth by approximately 9% and a reduction in Adjusted Operating profit growth by 6% to 7%. However, the Company continues to discuss future opportunities to support governments, healthcare systems, and patients whereby its COVID-19 solutions can address the emergence of any new COVID-19 variant of concern.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance, assumptions and cautionary statements’ on pages 68 and 69. If exchange rates were to hold at the closing rates on 27 January 2023 ($1.24/£1, €1.14/£1 and Yen 161/£1) for the rest of 2023, the estimated impact on 2023 Sterling turnover growth for GSK would be stable and if exchange gains or losses were recognised at the same level as in 2022, the estimated impact on 2023 Sterling Adjusted Operating Profit growth for GSK would also be stable.

Demerger of Consumer Healthcare
On 18 July 2022, GSK plc separated its Consumer Healthcare business from the GSK Group to form Haleon, an independent listed company. The separation was effected by way of a demerger of 80.1% of GSK’s 68% holding in the Consumer Healthcare business to GSK shareholders. Following the demerger, 54.5% of Haleon was held in aggregate by GSK Shareholders, 6.0% remains held by GSK (including shares received by GSK’s consolidated ESOP trusts) and 7.5% remains held by certain Scottish Limited Partnerships (SLPs) set up to provide collateral for a funding mechanism pursuant to which GSK will provide additional funding for its UK defined benefit Pension Schemes. The aggregate ownership by GSK (including ownership by the ESOP trusts and SLPs) after the demerger of 13.5% is measured at fair value with changes through profit and loss.

The gain on the demerger for the distributed stake was £7.7 billion which was recognised in the full-year. The asset distributed was the 54.5% ownership of the Consumer Healthcare business. The net assets derecognised reflected Consumer Healthcare transactions up to 18 July 2022 which included pre-separation dividends declared and settled before 18 July 2022. Those dividends included: £10.4 billion (£7.1 billion attributable to GSK) of dividends funded by Consumer Healthcare debt that was partially on-lent during Q1 2022 and dividends of £0.6 billion (£0.4 billion attributable to GSK) from available cash balances. GSK’s share of the pre-separation dividends funded by debt resulted in a reduction of net debt for GSK on demerger. The gain on the demerger arising from remeasurement of the retained stake was £2.4 billion which was recognised in the full-year.

The total gain on the demerger of the Consumer Healthcare business for the full-year was £10.1 billion. In addition, the Profit after taxation from discontinued operations for the Consumer Healthcare business from 1 January to 18 July 2022 was £0.6 billion which increased the Total profit after tax of discontinued operations in the full-year to £10.7 billion. Following finalisation of the demerger accounting, an adjustment of £0.5 billion to increase the gain on the demerger of Consumer Healthcare as disclosed in Q3 2022 from £9.6 billion to £10.1 billion for the full-year has been recorded retrospectively within the Q3 2022 results. See page 55 for further details on the demerger of Consumer Healthcare.

Results presentation
A conference call and webcast for investors and analysts of the quarterly results will be hosted by Emma Walmsley, CEO, at 11am GMT on 1 February 2023. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance summary

The amounts below are from continuing operations unless otherwise specified.

Turnover	2022			Q4 2022

	£m	Growth £%	Growth CER%	£m	Growth £%	Growth CER%

Specialty Medicines	11,269	37	29	2,681	(3)	(11)
Vaccines	7,937	17	11	2,074	15	7
General Medicines	10,118	5	1	2,621	5	-

Commercial Operations	29,324	19	13	7,376	4	(3)

Turnover growth in 2022 reflected strong performance in all three product groups. Turnover growth in Q4 2022 was impacted by an unfavourable comparator due to strong sales of COVID-19 solutions in Q4 2021. Turnover grew 16% at AER, 10% at CER in 2022 and 17% at AER, 9% at CER in Q4 2022 excluding COVID-19 solutions sales. Specialty Medicines included £2,309 million sales of Xevudy, and double-digit growth of all therapy areas in 2022. Specialty Medicines also saw double digit growth of all therapy areas in Q4 2022 excluding COVID-19 solutions.

Specialty Medicines
Specialty Medicines growth in 2022 was driven by consistent growth in all therapy areas. Total Specialty Medicines sales in the quarter were £2,681 million down 3% at AER, 11% at CER reflecting strong Xevudy sales in Q4 2021. Specialty Medicines, excluding sales of Xevudy, were £8,960 million up 23% at AER, 15% at CER in 2022 and £2,556 million, up 32% at AER, 21% at CER in Q4 2022.

Vaccines
Vaccines growth in 2022 and in Q4 2022 reflected strong Shingrix performance, partially offset by higher pandemic adjuvant sales in 2021. Vaccines grew 24% at AER, 17% at CER in 2022 and 17% at AER, 9% at CER in Q4 2022, excluding pandemic adjuvant sales.

General Medicines
In 2022, General Medicines reflected the post pandemic recovery of the antibiotics market and strong performance of Trelegy in respiratory across all regions. During Q4 2022 the impact of generic competition in US and other markets was offset by Trelegy growth in respiratory and the recovery of the antibiotic market.

Operating profit

2022
Total operating profit from continuing operations was £6,433 million compared with £4,357 million in 2021. This included the £0.9 billion upfront income received from the settlement with Gilead Sciences, Inc. (Gilead) increased profits on turnover growth of 13% at CER and fair value gains on investments, partly offset by higher remeasurement charges for contingent consideration liabilities. Adjusted operating profit was £8,151 million, 26% higher at AER and 14% at CER than 2021. The Adjusted operating margin of 27.8% was 1.5 percentage points higher at AER and 0.3 percentage points higher at CER compared to 2021. This primarily reflected the impact from low margin COVID-19 solutions sales (Xevudy). This was offset by operating leverage from strong sales growth, mix benefit, lower inventory adjustments and write offs and higher royalty income.

Q4 2022
Total operating profit from continuing operations was £1,868 million compared with £492 million in Q4 2021. The increase primarily reflected fair value gains on investments, milestone income from disposals and lower remeasurement charges for contingent consideration liabilities. Adjusted operating profit was £1,595 million, 21% higher at AER and 5% at CER than Q4 2021. The Adjusted operating margin of 21.6% was higher by 3.0 percentage points at AER and 1.5 percentage points at CER than in Q4 2021. This reflected the impact from lower sales of COVID-19 solutions, lower inventory adjustments and write offs in Vaccines as well as a favourable mix and higher royalty income. This was partly offset by increased launch investment in SG&A in Specialty Medicines.

Earnings per share

2022
Total EPS from continuing operations was 110.8p compared with 82.9p in 2021. This primarily reflected the £0.9 billion upfront income received from the settlement with Gilead, increased profits from turnover growth and fair value gains on investments, partly offset by higher remeasurement charges for contingent consideration liabilities and an unfavourable comparison due to a credit of £430 million to Taxation in 2021.

Adjusted EPS from continuing operations was 139.7p compared with 110.3p in 2021. Operating leverage from strong sales growth, beneficial mix and lower inventory adjustments and write-offs, higher royalty income and a lower effective tax rate was partly offset by increased investment behind launches, higher supply chain, freight and distribution costs and higher non-controlling interests.

Q4 2022
Total EPS from continuing operations was 37.2p compared with 10.6p in Q4 2021. This primarily reflected higher fair value gains on investments and lower remeasurement charges for contingent consideration liabilities.

Adjusted EPS from continuing operations was 25.8p compared with 23.6p in Q4 2021. The reduction primarily reflected the impact from lower sales of COVID-19 solutions low margin Xevudy and pandemic adjuvant, higher interest costs and a higher effective tax rate compared to Q4 2021.

Cash flow

2022
Cash generated from operations attributable to continuing operations for the year was £7,944 million (2021: £7,249 million). The increase primarily reflected a significant increase in operating profit, favourable exchange impact and favourable timing of collections, partly offset by unfavourable timing of profit share payments for Xevudy sales, increased cash contributions to the UK defined benefit pension schemes, increased contingent consideration payments and a higher increase in inventory. Cash generated from operations attributable to discontinued operations for the full year was £932 million (2021: £1,994 million). Net debt reduced by £2,641 million, partly due to £7,112 million received from demerger dividends and £3,108 million paid for the acquisitions of Sierra Oncology, Inc (Sierra) and Affinivax Inc. (Affinivax).

Q4 2022
Cash generated from operations attributable to continuing operations for the quarter was £2,101 million (Q4 2021: £3,329 million). The decrease primarily reflected unfavourable timing of profit share payments for Xevudy, increased cash contributions to the UK defined benefit pension schemes and unfavourable timing of returns and rebates partly offset by an increase in operating profit. Cash generated from operations attributable to discontinued operations for the quarter was £4 million (Q4 2021: £872 million).

Profit/(loss) and earnings per share from discontinued operations

2022
Profit after taxation from discontinued operations amounted to £10,700 million (2021: £1,580 million). This includes £10,084 million for the gain arising on the demerger of Consumer Healthcare split between the amount distributed to shareholders on demerger of £7,651 million and profit after taxation on discontinued operations for the retained stake of £2,433 million. In addition, the Profit after taxation from discontinued operations for the Consumer Healthcare business was £621 million (2021: £1,580 million).

EPS from discontinued operations was 260.6p, compared with 26.7p in 2021. The increase primarily reflected the gain arising on the demerger of Consumer Healthcare recognised in Profit after taxation for discontinued operations.

Q4 2022
The loss after taxation from discontinued operations amounted to £5 million (Q4 2021: profit of £510 million).

Loss per share from discontinued operations was (0.1)p compared with EPS of 8.1p in Q4 2021.

Total earnings per share

2022
Total EPS was 371.4p compared with 109.6p in 2021. The increase primarily reflected the profit after taxation for discontinued operations recognised on the Consumer Healthcare business demerger, upfront income received from the settlement with Gilead, increased profits and fair value gains on investments, partly offset by higher remeasurement charges for contingent consideration liabilities and an unfavourable comparison due to a credit of £397 million to Taxation in 2021.

Q4 2022
Total EPS was 37.1p compared with 18.7p in Q4 2021. The increase primarily reflected higher fair value gains on investments and lower remeasurement charges for contingent consideration liabilities.

Q4 2022 pipeline highlights (since 2 November 2022)
	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory action	Rotarix	Rotavirus, liquid formulation	Regulatory approval (US)
	VidPrevtyn Beta (Sanofi)	COVID-19	Regulatory approval (EU)
	Triumeq	HIV (paediatric)	Positive CHMP opinion (EU)
Regulatory submissions or acceptances	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory acceptance (EU)
	cabotegravir	Pre-exposure prophylaxis, long-acting injectable	Regulatory submission (CN)
Phase III data readouts or other significant events	Blenrep	DREAMM-3 (3L+ multiple myeloma)	Phase III data readout, did not meet primary endpoint
	Jemperli	RUBY (1L endometrial cancer)	Positive phase III data readout (interim analysis)
	gepotidacin	EAGLE (uncomplicated urinary tract infection)	Positive phase III data readout (interim analysis)
	GSK3036656 (leucyl t-RNA inhibitor)	Tuberculosis	Positive phase IIa data readout
	Benlysta	Systemic sclerosis	Orphan Drug Designation granted (US)

Anticipated news flow

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H1 2023	bepirovirsen	B-Together (hepatitis B virus)	Phase IIb data readout
	daprodustat	ASCEND (anaemia of chronic kidney disease)	Regulatory decision (US, EU)
	Nucala	Severe asthma	Regulatory submission (CN)
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory decision (US)
	Jemperli	RUBY (1L endometrial cancer)	Regulatory submission (US, EU)
	gepotidacin	EAGLE (uncomplicated urinary tract infection)	Regulatory submission (US)
	MenABCWY (gen 1) vaccine candidate	Meningitis ABCWY	Phase III data readout
	RSV older adult vaccine candidate	RSV, older adults aged 60+ years	Regulatory decision (US)
	Shingrix	Shingles, at-risk adults aged 18+ years	Regulatory decision (JP)
	SKYCovione COVID-19 vaccine	COVID-19	Regulatory decision (EU)
H2 2023	Nucala	Nasal polyposis	Regulatory submission (CN, JP)
	Blenrep	DREAMM-8 (2L+ multiple myeloma)	Phase III data readout
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Phase III data readout
	Blenrep	DREAMM-8 (2L+ multiple myeloma)	Regulatory submission (US, EU)
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Regulatory submission (US, EU)
	Jemperli	RUBY (1L endometrial cancer)	Regulatory decision (US)
	Zejula	FIRST (1L maintenance ovarian cancer)	Phase III data readout
	cabotegravir	Pre-exposure prophylaxis, long-acting injectable	Regulatory decision (EU)
	Vocabria	HIV	Regulatory decision (CN)
	gepotidacin	EAGLE (urogenital gonorrhoea)	Phase III data readout
	gepotidacin	EAGLE (uncomplicated urinary tract infection)	Regulatory submission (EU)
	MenABCWY (gen 1) vaccine candidate	Meningitis ABCWY	Regulatory submission (US)
	MenABCWY (gen 2) vaccine candidate	Meningitis ABCWY	Phase II data readout
	RSV older adult vaccine candidate	RSV, older adults aged 60+ years	Regulatory decision (EU, JP)
	RSV older adult vaccine candidate	RSV, older adults aged 50-59 years	Phase III data readout
	RSV older adult vaccine candidate	RSV, older adults aged 50-59 years	Regulatory submission (US, EU, JP)
2024	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (US, EU)
	Nucala	Severe asthma	Regulatory decision (CN)
	Nucala	Nasal polyposis	Regulatory decision (JP)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Phase III data readout
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory submission (US, EU, CN, JP)
	Blenrep	DREAMM-8 (2L+ multiple myeloma)	Regulatory decision (US, EU)
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Regulatory decision (EU)
	cobolimab	COSTAR (NSCLC)	Phase III data readout
	Jemperli	RUBY (1L endometrial cancer)	Regulatory decision (EU)
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory decision (EU)
	Zejula	ZEAL (1L maintenance NSCLC)	Phase III data readout
	gepotidacin	EAGLE (uncomplicated urinary tract infection)	Regulatory decision (US, EU)
	gepotidacin	EAGLE (uncomplicated urinary tract infection)	Regulatory submission (JP)
	gepotidacin	EAGLE (urogenital gonorrhoea)	Regulatory submission (US, EU)
	MenABCWY (gen 1) vaccine candidate	Meningitis ABCWY	Regulatory decision (US)
	Pneumococcal 24 valent (MAPS) vaccine candidate	Pneumococcal (paediatric)	Phase II data readout
	RSV older adult vaccine candidate	RSV, older adults aged 50-59 years	Regulatory decision (US, EU, JP)

Refer to pages 58 to 66 for further details on several key medicines and vaccines in development by therapy area.

Contacts
GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.
GSK enquiries:
Media	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Joshua Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 589 3774	(Philadelphia)
	Frances De Franco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial performance – 2022

Total results

The Total results for the Group are set out below.

	2022 £m	2021(a) £m	Growth £%	Growth CER%

Turnover	29,324	24,696	19	13

Cost of sales	(9,554)	(8,163)	17	16

Gross profit	19,770	16,533	20	12

Selling, general and administration	(8,372)	(7,070)	18	13
Research and development	(5,488)	(5,019)	9	4
Royalty income	758	417	82	81
Other operating expense	(235)	(504)

Operating profit	6,433	4,357	48	31

Finance income	76	14
Finance expense	(879)	(769)
Loss on disposal of interest in associates	-	(36)
Share of after tax (loss)/profits of associates and joint ventures	(2)	33

Profit before taxation	5,628	3,599	56	37

Taxation	(707)	(83)
Tax rate %	12.6%	2.3%

Profit after taxation from continuing operations	4,921	3,516	40	23

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	3,049	1,580
Remeasurement of discontinued operations distributed to shareholders on demerger	7,651	-

Profit after taxation from discontinued operations	10,700	1,580	>100	>100

Total Profit after taxation for the period	15,621	5,096	>100	>100

Profit attributable to non-controlling interests from continuing operations	460	200

Profit attributable to shareholders from continuing operations	4,461	3,316

Profit attributable to non-controlling interests from discontinued operations	205	511

Profit attributable to shareholders from discontinued operations	10,495	1,069

	15,621	5,096	>100	>100

Total Profit attributable to non-controlling interests	665	711

Total Profit attributable to shareholders	14,956	4,385

	15,621	5,096

Earnings per share from continuing operations	110.8p	82.9p	34	18

Earnings per share from discontinued operations	260.6p	26.7p	>100	>100

Total earnings per share	371.4p	109.6p	>100	>100

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business
(see page 34) and the impact of Share Consolidation implemented on 18 July 2022 (see page 56).

Adjusted results

The Adjusted results for the Group are set out below. Adjusted results are from continuing operations and excludes the Consumer Healthcare business (see details on page 55). Reconciliations between Total results and Adjusted results for 2022 and 2021 are set out on pages 18 to 19.

	2022 £m	% of turnover	Growth £%	Growth CER%

Turnover	29,324	100	19	13

Cost of sales	(8,741)	(29.8)	19	18
Selling, general and administration	(8,128)	(27.7)	20	15
Research and development	(5,062)	(17.3)	12	6
Royalty income	758	2.6	82	81

Adjusted operating profit	8,151	27.8	26	14

Adjusted profit before tax	7,358		27	15
Adjusted profit after tax	6,220		28	16
Adjusted profit attributable to shareholders	5,625		27	15
Adjusted earnings per share	139.7p		27	15

Operating profit by segment

	2022 £m	% of turnover	Growth £%	Growth CER%

Commercial Operations	13,590	46.3	19	10
Research and Development	(5,060)		11	5

Segment profit	8,530	29.1	24	13
Corporate & other unallocated costs	(379)

Adjusted operating profit	8,151	27.8	26	14

Turnover

Commercial Operations

	2022

	£m	Growth £%	Growth CER%

HIV	5,749	20	12
Oncology	602	23	17
Immuno-inflammation, respiratory and other	2,609	29	20

	8,960	23	15
Pandemic	2,309	>100	>100

Specialty Medicines	11,269	37	29

Meningitis	1,116	16	11
Influenza	714	5	(4)
Shingles	2,958	72	60
Established Vaccines	3,085	4	-

	7,873	24	17
Pandemic Vaccines	64	(86)	(86)

Vaccines	7,937	17	11

Respiratory	6,548	8	3
Other General Medicines	3,570	(1)	(2)

General Medicines	10,118	5	1

Commercial Operations	29,324	19	13

US	14,542	22	10
Europe	6,348	18	19
International	8,434	14	14

Commercial Operations by region	29,324	19	13

Total turnover in 2022 was £29,324 million, up 19% at AER, 13% at CER, reflecting strong performance in all three product groups. Commercial Operations turnover, excluding COVID-19 solution sales, grew 16% at AER, 10% at CER. Specialty Medicines included £2,309 million sales of Xevudy, and double-digit growth across all therapy areas. Vaccines growth reflected strong Shingrix and Meningitis performance, partially offset by pandemic adjuvant sales in 2021. General Medicines reflected the recovery of the antibiotics market and the strong performance of Trelegy in respiratory across all regions.

Specialty Medicines

Specialty Medicines sales were £11,269 million, up 37% at AER, 29% at CER, driven by consistent double- digit growth in all therapy areas. Specialty Medicines, excluding sales of Xevudy, were £8,960 million up 23% at AER, 15% at CER.

HIV
HIV sales were £5,749 million with growth of 20% at AER,12% at CER. The performance benefited from strong patient demand for the new HIV medicines (Dovato, Cabenuva, Juluca, Rukobia and Apretude), which contributed approximately three quarters of the growth. US pricing favourability and year-end inventory build together contributed one third of the growth which was partially offset by International tender decline.

New HIV products delivered sales of over two billion to £2,474 million, up 78% at AER, 67% at CER, representing 43% of the total HIV portfolio compared to 29% last year. Growth was primarily driven by sales of Dovato and Cabenuva. Dovato recorded sales of £1,375 million up 75% at AER and 65% at CER and Cabenuva, the first long acting injectable for the treatment of HIV-1 infection, recorded sales of £340 million. Apretude, the first long acting injectable for the prevention of HIV-1 delivered sales of £41 million.

Oncology
Oncology sales were £602 million, up 23% at AER, 17% at CER. Zejula sales of £463 million were up 17% at AER, 12% at CER driven by the first line indication, but with diagnosis and treatment rates continuing to be impacted by the pandemic especially in the US. Sales of Blenrep of £118 million grew 33% at AER, 25% at CER, and included the impact of withdrawal from US market in Q4 2022.

Immuno-inflammation, Respiratory and Other
Immuno-inflammation, Respiratory and Other sales were £2,609 million up 29% at AER, 20% at CER on strong performance of Benlysta and Nucala. Benlysta sales were £1,146 million, up 31% at AER, 20% at CER, representing strong underlying demand in US and worldwide. Nucala sales were £1,423 million, up 25% at AER, 18% at CER, reflecting continued strong patient demand and the launch of additional indications.

Pandemic
Sales of Xevudy were £2,309 million, compared to £958 million sales in 2021. Sales were delivered in all regions, comprising £828 million in the US, £456 million in Europe, and £1,025 million in International.

Vaccines

Vaccines turnover was £7,937 million, up 17% at AER, 11% at CER in total, and up 24% at AER, 17% at CER excluding pandemic adjuvant sales. The performance reflected a favourable comparator, which was impacted by COVID-19 related disruptions in several markets primarily in H1 2021, and strong commercial execution of Shingrix, particularly in the US and Europe.

Meningitis
Meningitis vaccines sales grew 16% at AER, 11% at CER to £1,116 million mainly driven by Bexsero up 16% at AER, 12% at CER to £753 million resulting from higher CDC (Center for Disease Control) demand and increased share in the US. Menveo sales were also up 27% AER, 18% CER to £345 million, primarily driven by post-pandemic vaccination catch-up and higher public demand in International, together with favourable pricing mix and share gain in the US.

Shingles
Shingrix sales grew 72% at AER, 60% at CER to £2,958 million. All regions grew significantly reflecting post-pandemic rebound, strong uptake and new market launches with more than half of the growth contributed from outside of the US. In the US, Shingrix grew 46% at AER, 32% at CER to £1,964 million due to higher non-retail and retail demand and strong commercial execution. Germany and China contributed strongly to the Shingrix growth. Shingrix was launched in 9 markets during 2022 and is now available in 26 countries.

Influenza
Fluarix/FluLaval sales grew by 5% AER but decreased 4% CER to £714 million, primarily driven by lower post-pandemic demand in Europe and the US, partly offset by lower expected returns in the US.

Established Vaccines
Established Vaccines grew 4% AER but was stable at CER to £3,085 million mainly resulting from supply constraints in MMR/V vaccines and lower tender demand in International for Synflorix. This was offset by hepatitis vaccines demand rebound in the US and Europe and Boostrix post-pandemic demand recovery and increased share in the US.

Pandemic Vaccines
Pandemic Vaccines decreased 86% AER and CER primarily reflecting comparison to 2021 pandemic adjuvant sales to the US and Canadian governments partly offset by GSK’s share of 2022 contracted European volumes related to the COVID-19 booster vaccine developed through a collaboration with Sanofi Pasteur (Sanofi).

General Medicines

General Medicines sales in the year were £10,118 million, up 5% at AER, 1% at CER, with the impact of generic competition in US, Europe and Japan offset by Trelegy growth in respiratory and the post-pandemic rebound of the antibiotic market since H2 2021, in Other General Medicines.

Respiratory
Respiratory sales were £6,548 million, up 8% at AER, 3% at CER. The performance was driven by Trelegy sales of £1,729 million, up 42% AER, 32% CER, including strong growth across all regions. Advair/Seretide sales of £1,159 million decreased 15% at AER, 17% at CER predominantly reflecting the adverse impact of generic competition, with growth in certain International markets due to targeted promotion offsetting the decrease.

Other General Medicines
Other General Medicines sales were £3,570 million, decreasing 1% at AER, 2% at CER. Augmentin sales were £576 million, up 35% at AER, 38% at CER, reflecting the post pandemic rebound of the antibiotic market since H2 2021 in the International and Europe regions. This partially offsets the ongoing adverse impact of generic competition, and approximately two percentage points impact at AER and CER from the divestment of cephalosporin products in Q4 2021.

By Region

US
In the US, sales were £14,542 million, up 22% at AER, 10% at CER. Sales adjusted for COVID-19 solutions were up 24% AER, 12% CER. Sales of Xevudy were £828 million.

In Specialty, HIV sales of £3,756 million were up 30% at AER, 17% at CER. Growth benefited from strong patient demand for all new HIV products, pricing favourability and year-end inventory build. New HIV medicines (Dovato, Cabenuva, Juluca, Rukobia and Apretude) sales were £1,685 million up 88% at AER, 70% at CER. Nucala in respiratory and Benlysta in immunology both continued to grow double-digit and reflected ongoing and strong patient demand. Oncology sales increased 14% at AER, 3% at CER with diagnosis and treatment rates continuing to be impacted by the pandemic for Zejula, and the withdrawal of Blenrep from the US market in Q4 2022.

Vaccine sales were £4,243 million, up 22% at AER, 10% at CER, excluding the impact of pandemic adjuvant sales in 2021, sales increased 31% at AER, 18% at CER. The performance was primarily driven by Shingrix sales of £1,964 million up 46% at AER, 32% at CER, mostly due to higher non-retail and retail demand and strong commercial execution. Demand recovery in Established Vaccines and share gains in Meningitis vaccines also contributed to growth.

General Medicines sales were £3,572 million up 10% at AER down 1% at CER. Trelegy was up 47% at AER, 32% at CER reflecting increased patient demand and growth of the single inhaler triple therapy market, and Flovent grew on launch of authorised generics in the year. Overall, there was a three-percentage point reduction in growth of US General Medicines due to prior period Returns and Rebates (RAR) adjustments in the year.

Europe
In Europe, sales were £6,348 million, up 18% at AER, 19% at CER, including COVID-19 solution sales of £513 million contributing 8 percentage points of growth at AER and CER.

In Specialty Medicines, HIV sales were £1,310 million up 10% at AER, 10% at CER primarily driven by strong patient demand for Dovato, Cabenuva and Juluca. Dovato delivered sales of £478 million, Juluca £127 million and Cabenuva £40 million. Benlysta in immunology, Nucala in respiratory, and Oncology medicines Zejula, Blenrep and Jemperli all continued to show strong double-digit growth.

Vaccine sales were £1,884 million, up 31% at AER, 32% at CER. The performance was driven by Shingrix sales of £688 million, >100% at AER and CER, particularly in Germany. Pandemic adjuvant sales of £57 million contributed four percentage points of growth at AER and CER.

General Medicines sales of £2,079 million decreased 3% at AER and CER, reflecting the ongoing impact of generic competitive pressures on Seretide and the divestment in Q4 2021 of cephalosporin products which caused one percentage point of drag on growth at AER and CER. This was partly offset, however, by strong demand for Trelegy and the growth of Augmentin following the post-pandemic rebound of the antibiotic market since H2 2021.

International
International sales were £8,434 million, up 14% at AER and CER, including Xevudy sales of £1,025 million. Sales grew 7% AER and 6% CER excluding sales of COVID-19 solutions.

In Specialty, HIV sales were £683 million, stable at AER and decreased 3% at CER, primarily driven by tender decline. Excluding tenders, International grew driven by strong Dovato growth. Combined Tivicay and Triumeq sales were £506 million, down 12% at AER and 15% at CER. Nucala sales of £242 million grew 24% at AER and 28% at CER reflecting strong market growth and patient uptake. Benlysta sales of £114 million grew 44% at AER, 43% at CER reflecting growth in biological market in Japan and inclusion on China’s National Reimbursement Drug List.

Vaccine sales were £1,810 million, down 3% at AER, 5% at CER, reflecting an 11 percentage point drag at AER and CER from COVID-19 vaccine adjuvant sales in 2021. Growth excluding COVID-19 solutions was driven by strong Shingrix take-up in China, Canada and Japan more than offsetting the impact of supply constraints in MMR/V vaccines and lower Synflorix tender demand across several markets.

General Medicines sales were £4,467 million up 5% at AER and CER. Respiratory sales of £1,955 million increased 10% at AER, 9% at CER, with Trelegy sales up 47% at AER, 48% at CER reflecting strong demand and inclusion on China’s National Reimbursement Drug List. Sales of Advair/Seretide were up 3% at AER, 1% at CER with the adverse impact of generic competition offset by growth in certain markets due to targeted promotion. Other General Medicines sales of £2,512 million increased 1% at AER, 2% at CER, and reflected growth of Augmentin following the post-pandemic rebound of the antibiotic market since H2 2021, partially offset by generic competition and price reductions in certain markets.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 32.6%, 0.5 percentage points lower at AER and 0.9 percentage points higher in CER terms than 2021.

Adjusted cost of sales as a percentage of turnover was 29.8%, 0.1 percentage points higher at AER and 1.3 percentage points higher at CER compared with 2021. This primarily reflected higher sales of lower margin Xevudy compared to 2021 which included higher margin pandemic adjuvant sales, increasing cost of sales margin by 2.5 percentage points at AER and CER, as well as the impact of increased commodity prices and freight costs. This was partially offset by a favourable mix primarily from increased sales of Shingrix in the US and Europe and increased sales of HIV medicines in the US, lower inventory adjustments and write offs in Vaccines and continued contribution from restructuring savings.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 28.6%, 0.1 percentage points lower at AER and stable at CER compared to 2021. This included a reduction in restructuring charges.

Adjusted SG&A costs as a percentage of turnover were 27.7%, 0.4 percentage points higher at AER and 0.5 percentage points higher at CER than in 2021. Adjusted SG&A costs increased 20% at AER, 15% at CER which primarily reflected an increased level of launch investment in Specialty Medicines particularly HIV and Vaccines including Shingrix to drive post-pandemic recovery demand and support market expansion. The growth in Adjusted SG&A also reflected an unfavourable comparison to a beneficial legal settlement in 2021 as well as impairment provisions relating to Russia and Ukraine. This growth was partly offset by the continuing benefit of restructuring and tight control of ongoing costs.

Research and development
Total R&D expenditure was £5,488 million up 9% at AER, 4% at CER. This included amortisation and impairments.

Adjusted R&D expenditure in the full-year increased by 12% at AER, and 6% at CER, to £5,062 million. This reflected continued increased investment across Vaccines clinical development, including investments into our mRNA technology platforms, continued investment in the late-stage portfolio and several early discovery programmes, as well as expenditure related to our recent acquisition of Affinivax, Inc (Affinivax).

In addition, in Specialty Medicines, the level of R&D investment increased to support the phase III respiratory programme for depemokimab, a potential new medicine to treat severe asthma, and bepirovirsen, our study in chronic hepatitis B, in preparation for the start of the phase III trial. In Oncology, investment increased in our early-stage immuno-oncology assets and in momelotinib, our potential new treatment of myelofibrosis patients with anaemia, acquired as part of the recent Sierra Oncology acquisition. These increases in investment were offset by decreases related to the completion of several late-stage clinical development programmes and reduced R&D investment in COVID-19 pandemic solutions versus 2021.

Royalty income
Royalty income was £758 million (2021: £417 million), up 82% at AER, 81% at CER, the increase primarily reflecting royalty income from Gilead under the settlement and licensing agreement with Gilead announced on 1 February 2022 and Gardasil royalty income increasing to £446 million due to higher sales.

Other operating income/(expense)
Net other operating expense was £235 million (2021: £504 million) reflecting accounting charges of £1,726 million (2021: £1,101 million) arising from the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer, Inc. (Pfizer) put option and Pfizer and Shionogi & Co. Ltd (Shionogi) preferential dividends in ViiV Healthcare. This included a remeasurement charge of £1,431 million (2021: £1,026 million) for the contingent consideration liability due to Shionogi, including the unwinding of the discount for £410 million and a charge for £1,021 million primarily from changes to exchange rates as well as adjustments to sales forecasts. This was partly offset by £0.9 billion upfront income received from the settlement with Gilead, fair value gain on investments including £229 million on the retained stake in Haleon reflecting an increase in share price since listing and milestone income from disposals.

Operating profit
Total operating profit from continuing operations was £6,433 million compared with £4,357 million in 2021. This included the £0.9 billion upfront income received from the settlement with Gilead, increased profits on turnover growth of 19% at AER, 13% at CER and fair value gains on investments including £229 million on the retained stake in Haleon, partly offset by higher remeasurement charges for contingent consideration liabilities. Adjusted operating profit was £8,151 million, 26% higher at AER and 14% at CER than 2021 on a turnover increase of 13% at CER. The Adjusted operating margin of 27.8% was 1.5 percentage points higher at AER and 0.3 percentage points higher at CER compared to 2021. This primarily reflected the impact from low margin COVID-19 solutions sales (Xevudy), which reduced Adjusted Operating profit growth by 3% AER and CER and reduced the Adjusted operating margin by approximately 1.4 percentage points at AER and approximately 1.3 percentage points at CER. This was offset by operating leverage from strong sales growth, mix benefit, lower inventory adjustments and write offs and higher royalty income.

Contingent consideration cash payments made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2022 amounted to £1,137 million (2021: £856 million). These included cash payments made to Shionogi of £1,100 million (2021: £826 million).

Adjusted operating profit by business
Commercial Operations operating profit was £13,590 million, up 19% at AER and 10% at CER on a turnover increase of 13% at CER. The operating margin of 46.3% was 0.1 percentage points lower at AER, 1.2 percentage points lower at CER than in 2021. This primarily reflected strong sales of lower margin Xevudy, increased investment behind launches in Specialty Medicines including HIV and Vaccines plus higher commodity, freight and distribution costs as well as an adverse comparison to a favourable legal settlement in 2021. This was partly offset by leverage from strong sales growth, mix and lower inventory adjustments and write-offs, continued tight control of ongoing costs, benefits from continued restructuring and increased royalty income from Biktarvy and Gardasil sales.

R&D segment operating expenses were £5,060 million, up 11% at AER, 5% at CER, primarily reflecting increased investment in Vaccines including priority investments for mRNA, late stage portfolio and expenditure from the acquisition of Affinivax and in Specialty Medicines in early stage HIV and depemokimab. This was partly offset by decreases related to the completion of several late-stage clinical development programmes and reduced R&D investment in COVID-19 pandemic solutions versus 2021.

Net finance costs
Total net finance costs were £803 million compared with £755 million in 2021. Adjusted net finance costs were £791 million compared with £752 million in 2021. The increase is mainly driven by costs associated with the Sterling Notes repurchase in Q4 2022 and higher interest on tax offset by increased interest income due to higher interest rates and larger cash balances as a result of the Consumer Healthcare demerger.

Share of after tax profits of associates and joint ventures
The share of after tax loss of associates and joint ventures was £2 million (2021: £33 million share of profit). In 2021, the Group also reported a net loss on disposal of interests in associates of £36 million, primarily driven by a loss on disposal of our interest in the associate Innoviva Inc. (Innoviva).

Taxation
The charge of £707 million represented an effective tax rate on Total results of 12.6% (2021: 2.3%) and reflected the different tax effects of the various Adjusting items. Included in 2021 was a credit of £430 million resulting from the revaluation of deferred tax assets following enactment of the proposed change of UK corporation tax rates from 19% to 25%. Tax on Adjusted profit amounted to £1,138 million and represented an effective Adjusted tax rate of 15.5% (2021: 15.9%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2021. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total profit from continuing operations to non-controlling interests amounted to £460 million (2021: £200 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits of £416 million (2021: £197 million), including the Gilead upfront settlement income partly offset by increased credits for remeasurement of contingent consideration liabilities, as well as higher net profits in some of the Group’s other entities with non-controlling interests.

The allocation of Adjusted earnings from continuing operations to non-controlling interests amounted to £595 million (2021: £441 million). The increase in allocation primarily reflected an increased allocation of ViiV Healthcare profits of £551 million (2021: £438 million), as well as higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share from continuing operations
Total EPS from continuing operations was 110.8p compared with 82.9p in 2021. This primarily reflected the £0.9 billion upfront income received from the settlement with Gilead, increased profits on turnover growth of 13% at CER and fair value gains on investments including the retained stake in Haleon, partly offset by higher remeasurement charges for contingent consideration liabilities and an unfavourable comparison due to a credit of £325 million to Taxation in Q2 2021 resulting from the revaluation of deferred tax assets.

Adjusted EPS was 139.7p compared with 110.3p in 2021, up 27% at AER, 15% at CER on a 13% CER turnover increase. Operating leverage from growth in sales of Specialty Medicines including HIV and Vaccines, beneficial mix and lower inventory adjustments and write-offs, higher royalty income and a lower effective tax rate was partly offset by increased investment behind launches in Specialty Medicines including HIV and Vaccines plus higher supply chain costs, freight and distribution costs and higher non-controlling interests. Growth in lower margin COVID-19 solutions sales reduced Adjusted EPS growth by 4% AER and 3% CER.

Profit and earnings per share from discontinued operations
Discontinued operations include the Consumer Healthcare business and certain Corporate costs directly attributable to the Consumer Healthcare business. Profit after taxation from discontinued operations amounted to £10,700 million (2021: £1,580 million). This includes £10,084 million for the gain arising on the demerger of Consumer Healthcare split between the amount distributed to shareholders on demerger of £7,651 million and profit after taxation on discontinued operations for the retained stake of £2,433 million. In addition, the Profit after taxation from discontinued operations for the Consumer Healthcare business was £621 million (2021: £1,580 million).

EPS from discontinued operations was 260.6p, compared with 26.7p in 2021. The increase primarily reflected the gain arising on the demerger of the Consumer Healthcare business. For further details see page 55, discontinued operations.

Total earnings per share
Total EPS was 371.4p compared with 109.6p in 2021. The increase primarily reflected the profit after taxation for discontinued operations recognised on the Consumer Healthcare business demerger, upfront income received from the settlement with Gilead, increased profits and fair value gains on investments, partly offset by higher remeasurement charges for contingent consideration liabilities and an unfavourable comparison due to a credit of £397 million to Taxation in 2021.

Currency impact on 2022 results
The results for 2022 are based on average exchange rates, principally £1/$1.24, £1/€1.17 and £1/Yen 161. Comparative exchange rates are given on page 52. The period-end exchange rates were £1/$1.20, £1/€1.13 and £1/Yen 159.

In 2022, turnover was up 19% at AER and 13% at CER. Total EPS from continuing operations was 110.8p compared with 82.9p in 2021. Adjusted EPS was 139.7p compared with 110.3p in 2021, up 27% at AER and 15% at CER. The favourable currency impact primarily reflected the weakening of Sterling against the US Dollar, partly offset by strengthening in Sterling against the Euro and Japanese Yen. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the twelve percentage point favourable currency impact on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for 2022 and 2021 are set out below.

Year ended 31 December 2022

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	29,324							29,324
Cost of sales	(9,554)		648		102	45	18	(8,741)

Gross profit	19,770		648		102	45	18	20,583

Selling, general and administration	(8,372)				180	13	51	(8,128)
Research and development	(5,488)		91	296	39			(5,062)
Royalty income	758							758
Other operating income/(expense)	(235)					1,692	(1,457)	-

Operating profit	6,433		739	296	321	1,750	(1,388)	8,151

Net finance cost	(803)				2		10	(791)
Share of after tax losses and joint of associates ventures	(2)							(2)

Profit before taxation	5,628		739	296	323	1,750	(1,378)	7,358

Taxation	(707)		(150)	(64)	(87)	(242)	112	(1,138)
Tax rate %	12.6%							15.5%

Profit after taxation from continuing operations	4,921		589	232	236	1,508	(1,266)	6,220

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	3,049	(3,049)
Remeasurement of discontinued operations distributed to shareholders on demerger	7,651	(7,651)

Profit after taxation from discontinued operations	10,700	(10,700)

Total profit after taxation for the period	15,621	(10,700)	589	232	236	1,508	(1,266)	6,220

Profit attributable to non-controlling interest from continuing operations	460					135		595

Profit attributable to shareholders from continuing operations	4,461		589	232	236	1,373	(1,266)	5,625

Profit attributable to non-controlling interest from discontinued operations	205	(205)

Profit attributable to shareholders from discontinued operations	10,495	(10,495)

	15,621	(10,700)	589	232	236	1,508	(1,266)	6,220

Total profit attributable to non-controlling interests	665	(205)				135		595

Total profit attributable to shareholders	14,956	(10,495)	589	232	236	1,373	(1,266)	5,625

	15,621	(10,700)	589	232	236	1,508	(1,266)	6,220

Earnings per share from continuing operations	110.8p		14.6p	5.8p	5.9p	34.1p	(31.5)p	139.7p

Earnings per share from discontinued operations	260.6p	(260.6)p

Total earnings per share	371.4p	(260.6)p	14.6p	5.8p	5.9p	34.1p	(31.5)p	139.7p

Weighted average number of shares (millions)	4,026							4,026

Year ended 31 December 2021(a)

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	24,696							24,696
Cost of sales	(8,163)		660		102	28	27	(7,346)

Gross profit	16,533		660		102	28	27	17,350

Selling, general and administration	(7,070)				277	9	35	(6,749)
Research and development	(5,019)		101	347	45		1	(4,525)
Royalty income	417							417
Other operating income/(expense)	(504)					1,106	(602)	-

Operating profit	4,357		761	347	424	1,143	(539)	6,493

Net finance cost	(755)				2		1	(752)
Loss on disposal of interest in associates	(36)						36	-
Share of after tax losses and joint of associates ventures	33							33

Profit before taxation	3,599		761	347	426	1,143	(502)	5,774

Taxation	(83)		(153)	(81)	(79)	(179)	(343)	(918)
Tax rate %	2.3%							15.9%

Profit after taxation from continuing operations	3,516		608	266	347	964	(845)	4,856

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	1,580	(1,580)
Remeasurement of discontinued operations distributed to shareholders on demerger	-	-

Profit after taxation from discontinued operations	1,580	(1,580)

Total profit after taxation for the period	5,096	(1,580)	608	266	347	964	(845)	4,856

Profit attributable to non-controlling interest from continuing operations	200					241		441

Profit attributable to shareholders from continuing operations	3,316		608	266	347	723	(845)	4,415

Profit attributable to non-controlling interest from discontinued operations	511	(511)

Profit attributable to shareholders from discontinued operations	1,069	(1,069)

	5,096	(1,580)	608	266	347	964	(845)	4,856

Total profit attributable to non-controlling interests	711	(511)				241		441

Total profit attributable to shareholders	4,385	(1,069)	608	266	347	723	(845)	4,415

	5,096	(1,580)	608	266	347	964	(845)	4,856

Earnings per share from continuing operations	82.9p		15.2p	6.6p	8.7p	18.1p	(21.2)p	110.3p

Earnings per share from discontinued operations	26.7p	(26.7)p

Total earnings per share	109.6p	(26.7)p	15.2p	6.6p	8.7p	18.1p	(21.2)p	110.3p

Weighted average number of shares (millions)	4,003							4,003

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business
(see page 34) and the impact of Share Consolidation implemented on 18 July 2022 (see page 56).

Major restructuring and integration

Total Major restructuring charges from continuing operations incurred in 2022 were £321 million (2021: £424 million), analysed as follows:

	2022			2021

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	177	110	287	353	59	412
Significant acquisitions	20	-	20	-	-	-
Legacy programmes	9	5	14	32	(20)	12

	206	115	321	385	39	424

Cash charges of £177 million under the Separation Preparation programme primarily arose from the restructuring of some administrative functions as well as Global Supply Chain, R&D functions and commercial. The non-cash charges of £110 million primarily reflected the write-down of assets in administrative and manufacturing locations and impairment of IT assets.

Total cash payments made in 2022 were £388 million (2021: £551 million), £332 million (2021: £428 million) relating to the Separation Preparation restructuring programme, £17 million relating to significant acquisitions (2021: £nil) and £39 million (2021: £123 million) relating to other legacy programmes including the settlement of certain charges accrued in previous quarters.

The analysis of Major restructuring charges by Income statement line was as follows:

	2022 £m	2021 £m

Cost of sales	102	102
Selling, general and administration	180	277
Research and development	39	45

Total Major restructuring costs from continuing operations	321	424

The benefit in 2022 from restructuring programmes was £0.5 billion, primarily relating to the Separation Preparation restructuring programme.

The Group initiated in Q1 2020 a Separation Preparation programme to prepare for the separation of GSK into two companies. The programme aims to:

●	Drive a common approach to R&D with improved capital allocation
●	Align and improve the capabilities and efficiency of global support functions to support GSK
●	Further optimise the supply chain and product portfolio, including the divestment of non-core assets
●	Prepare Consumer Healthcare to operate as a standalone company

The programme has delivered £0.9 billion of annual savings by 2022 and targets to deliver £1.0 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of divestments have largely covered the cash costs of the programme.

Materially all of the Separation Preparation restructuring programme has been included as part of continuing operations. The legacy Consumer Healthcare Joint Venture integration programme is included as part of discontinued operations.

Transaction-related adjustments
Transaction-related adjustments from continuing operations resulted is a net charge of £1,750 million (2021: £1,143 million). This included a net £1,726 million accounting charge for the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2022 £m	2021 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	1,431	1,026
ViiV Healthcare put options and Pfizer preferential dividends	85	48
Contingent consideration on former Novartis Vaccines business	193	27
Contingent consideration on acquisition of Affinivax	17	-
Other adjustments	24	42

Total transaction-related charges	1,750	1,143

The £1,431 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of the unwind of the discount for £410 million and a charge of £1,021 million primarily from exchange rates as well as adjustments to sales forecasts. The £85 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option primarily as a result of updated exchange rates as well as adjustments to sales forecasts.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 40.

Divestments, significant legal charges, and other items
Divestments, significant legal charges and other items primarily included the £922 million upfront settlement income received from Gilead, a fair value gain on investments including £229 million on the retained stake in Haleon as well as milestone income and gains from a number of asset disposals, partly offset by certain other Adjusting items.

Discontinued operations
From Q2 2020, the Group started to report additional costs to prepare for establishment of the Consumer Healthcare business as an independent entity (“Separation costs”). These are now presented as part of discontinued operations. Total separation costs incurred in 2022 were £366 million (2021: £314 million). This includes £103 million relating to transaction costs incurred in connection with the demerger and preparatory admission costs related to the listing of Haleon.

Total separation costs to date were £748 million including £141 million relating to transaction costs.

Financial performance – Q4 2022

Total results

The Total results for the Group are set out below.

	Q4 2022 £m	Q4 2021(a) £m	Growth £%	Growth CER%

Continuing Operations

Turnover	7,376	7,076	4	(3)

Cost of sales	(2,238)	(2,785)	(20)	(21)

Gross profit	5,138	4,291	20	9

Selling, general and administration	(2,438)	(2,193)	11	4
Research and development	(1,797)	(1,376)	31	23
Royalty income	206	137	50	48
Other operating income/(expense)	759	(367)

Operating profit	1,868	492	>100	>100

Finance income	26	-
Finance expense	(270)	(187)
Share of after tax (losses)/profits of associates and joint ventures	2	(2)

Profit before taxation	1,626	303	>100	>100

Taxation	(1)	117
Tax rate %	0.1%	(38.6%)

Profit after taxation from continuing operations	1,625	420	>100	>100

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	(5)	510

Profit after taxation from discontinued operations	(5)	510	>(100)	>(100)

Profit after taxation for the period	1,620	930	74	53

Profit attributable to non-controlling interest from continuing operations	125	(6)

Profit attributable to shareholders from continuing operations	1,500	426

Profit attributable to non-controlling interest from discontinued operations	-	187

Profit attributable to shareholders from discontinued operations	(5)	323

	1,620	930	74	53

Total profit attributable to non-controlling interest	125	181

Total profit attributable to shareholders	1,495	749

	1,620	930	74	53

Earnings per share from continuing operations	37.2p	10.6p	>100	>100

Earnings per share from discontinued operations	(0.1)p	8.1p	>(100)	>(100)

Total earnings per share	37.1p	18.7p	98	75

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business
(see page 34) and the impact of Share Consolidation implemented on 18 July 2022 (see page 56).

Adjusted results

The Adjusted results for the Group are set out below. Adjusted results are from continuing operations and exclude the Consumer Healthcare business (see details on page 39). Reconciliations between Total results and Adjusted results for Q4 2022 and Q4 2021 are set out on pages 31 and 32.

	Q4 2022 £m	% of turnover	Growth £%	Growth CER%

Turnover	7,376	100	4	(3)

Cost of sales	(2,030)	(27.5)	(22)	(23)
Selling, general and administration	(2,435)	(33.0)	21	13
Research and development	(1,522)	(20.6)	18	11
Royalty income	206	2.7	50	48

Adjusted operating profit	1,595	21.6	21	5

Adjusted profit before tax	1,362		21	3
Adjusted profit after tax	1,190		13	(3)
Adjusted profit attributable to shareholders	1,041		10	(6)
Adjusted earnings per share	25.8p		10	(6)

Operating profit by segment

	Q4 2022 £m	% of turnover	Growth £%	Growth CER%

Commercial Operations	3,219	43.6	19	8
Research and Development	(1,512)		18	10

Segment profit	1,707	23.1	21	6
Corporate & other unallocated costs	(112)

Adjusted operating profit	1,595	21.6	21	5

Turnover

Commercial Operations

	Q4 2022

	£m	Growth £%	Growth CER%

HIV	1,678	33	21
Oncology	157	19	11
Immuno-inflammation, respiratory and other	721	33	22

	2,556	32	21
Pandemic	125	(85)	(85)

Specialty Medicines	2,681	(3)	(11)

Meningitis	228	18	11
Influenza	276	13	2
Shingles	769	29	18
Established Vaccines	743	9	4

	2,016	17	9
Pandemic Vaccines	58	(37)	(37)

Vaccines	2,074	15	7

Respiratory	1,682	9	2
Other General Medicines	939	(2)	(3)

General Medicines	2,621	5	-

Commercial Operations	7,376	4	(3)

US	3,624	3	(10)
Europe	1,655	9	7
International	2,097	3	3

Commercial Operations by region	7,376	4	(3)

Total turnover in the quarter was £7,376 million, up 4% at AER, down 3% at CER reflecting strong sales of COVID-19 solutions in Q4 2021. Turnover grew 17% at AER, 9% at CER excluding sales of COVID-19 solutions. Specialty Medicines saw double digit growth of all therapy areas (excluding COVID-19 solutions). Vaccines growth reflected strong Shingrix and Meningitis performance, partially offset by an unfavourable comparison to pandemic adjuvant sales in Q4 2021. General Medicines reflected strong performance of Trelegy in all regions and continued recovery of the antibiotics market.

Specialty Medicines

Total Specialty Medicines sales in the quarter were £2,681 million down 3% at AER, 11% at CER reflecting strong Xevudy sales in Q4 2021. Specialty Medicines sales in the quarter excluding Xevudy were £2,556 million, up 32% at AER, 21% at CER, driven by consistent growth in all therapy areas.

HIV
HIV sales were £1,678 million with growth up 33% at AER, 21% at CER in the quarter. The performance benefited from strong patient demand for new HIV products (Dovato, Cabenuva, Juluca, Rukobia and Apretude), which contributed approximately half of the growth. US year-end inventory build contributed one third of the growth with favourable US pricing and International tender phasing delivering the remainder.

New HIV products delivered quarterly sales of £806 million up 87% at AER, 70% at CER, representing 48% of the total HIV portfolio compared to 34% in the same quarter last year. The growth was primarily driven by sales of Dovato and Cabenuva. Dovato recorded sales of £438 million and growth of 72% AER, and 59% CER. Cabenuva, the first long acting injectable for the treatment of human immunodeficiency virus type-1 (HIV-1) infection, recorded sales of £129 million. Apretude, the first long acting injectable for the prevention of HIV-1, delivered sales of £21 million.

Oncology
Oncology sales in the quarter were £157 million, up 19% at AER, 11% at CER. Zejula sales of £125 million, were up 16% at AER, 8% at CER, and Blenrep sales of £27 million were up 23% at AER, 14% at CER, including impact of withdrawal from the US market in Q4 2022.

Immuno-inflammation, Respiratory and Other
Immuno-inflammation, Respiratory and Other sales were £721 million up 33% at AER, 22% at CER on strong performance of Benlysta and Nucala. Benlysta sales were £326 million, up 34% at AER, 20% at CER including strong underlying demand in US and worldwide. Nucala sales were £395 million, up 27% at AER, 18% at CER on continued strong demand in all regions.

Pandemic
Sales of Xevudy were £125 million, down 85% AER and CER versus Q4 2021. This reflects strong sales at the end of 2021. In Q4 2022, the majority of sales were contracted volumes in the International region.

Vaccines

Vaccine sales were £2,074 million, up 15% at AER, 7% at CER in total and up 17% at AER, 9% at CER excluding pandemic adjuvant sales. The performance benefitted from post-pandemic rebound and strong commercial execution of Shingrix.

Meningitis
Meningitis vaccines sales grew 18% at AER, 11% at CER to £228 million mainly driven by Menveo up 60% at AER, 50% at CER to £77 million resulting from higher public demand and post-pandemic vaccination catch-up in International.

Bexsero sales were up 18% AER, 13% CER to £150 million, mostly due to the implementation of a Meningitis B national immunisation programme in France and higher private market demand in International. In the US, Menveo and Bexsero share gains were offset by unfavourable CDC purchase patterns.

Shingles
Shingrix sales grew 29% at AER, 18% at CER to £769 million reflecting post-pandemic rebound, strong commercial execution and new launch uptake in Europe and International. US sales grew 6% at AER but decreased 7% at CER to £480 million mainly driven by expected wholesaler destocking after higher than usual inventory levels in Q2 and Q3 2022, partly offset by non-retail demand growth.

Influenza
Fluarix/FluLaval sales grew by 13% AER, 2% CER to £276 million, primarily due to a favourable prior period RAR adjustment and lower expected returns in the US, partly offset by lower post-pandemic demand and competitive pressures in Europe.

Established Vaccines
Established vaccines grew by 9% AER, 4% at CER to £743 million mainly driven by increased sales of divested vaccines partly offset by Synflorix lower tender demand in International.

Pandemic Vaccines
Pandemic vaccines decreased by 37% AER and CER due to Q4 2021 pandemic adjuvant contracted volumes to the Canadian government. In Q4 2022, pandemic vaccines sales represent GSK’s share of contracted European volumes related to the COVID-19 booster vaccine developed through a collaboration with Sanofi.

General Medicines

General Medicines sales in the quarter were £2,621 million, up 5% at AER, stable at CER, with the impact of generic competition in US and Europe offset by Trelegy growth in respiratory and the post-pandemic rebound of the antibiotic market in Other General Medicines. Overall, there was a 5 percentage point reduction in growth at AER and CER due to high prior period RAR adjustments in the comparator.

Respiratory
Respiratory sales were £1,682 million, up 9% at AER, 2% at CER. The performance was driven by Trelegy sales of £457 million, up 30% at AER, 19% at CER with strong growth in all regions. Advair/Seretide sales of £330 million continued to be eroded by generic competition, decreasing by 1% at AER, 6% at CER.

Other General Medicines
Other General Medicines sales were £939 million, down 2% at AER, 3% at CER. Augmentin sales were £167 million, up 28% at AER, 30% at CER reflecting the rebound of the antibiotic market post pandemic. This was offset by the ongoing adverse impact of generic competition.

By Region

US
In the US, sales were £3,624 million, up 3% at AER, down 10% at CER. Sales adjusted for COVID-19 solutions were up 23% at AER, 8% at CER. There were £10 million sales of Xevudy and none for vaccine pandemic adjuvant in the quarter, but £586 million sales of Xevudy in Q4 2021 caused a drag on growth of 20 percentage point AER and 18 percentage points CER in the quarter.

In Specialty Medicines, HIV sales of £1,163 million were up 45% at AER, 28% at CER. Performance benefited from strong patient demand for new products (Dovato, Cabenuva, Juluca, Apretude and Rukobia), year-end inventory build and favourable net price. New HIV medicines delivered sales of £581 million up >100% at AER, 82% at CER.

Nucala and Benlysta both continued to grow double digits reflecting ongoing strong demand. In Oncology, Zejula continues to be impacted by lower diagnosis and treatment rates and Blenrep sales of £11 million in the quarter reflected the impact of withdrawal from US market in Q4 2022.

Vaccine sales were £988 million, up 16% at AER, 2% at CER. Sales of flu vaccines were strong, including the favourable impact of RAR movements and delivery phasing from Q3, while Shingrix sales reflected expected wholesaler inventory reductions and Established Vaccines sales reflected CDC phasing.

General Medicines sales were £873 million up 6% at AER, down 7% at CER, with continuing Trelegy demand growth, and Flovent continuing to grow. Overall, there was a 14 percentage point reduction in growth of US General Medicines due to prior period RAR adjustments in the quarter.

Europe
In Europe, sales were £1,655 million, up 9% at AER, 7% at CER. Sales of COVID-19 solutions in the quarter of £76 million compare with £68 million in Q4 2021, so have minimal impact on total growth in the quarter.

In Specialty Medicines, HIV sales were £344 million up 8% at AER, 6% at CER. The performance predominantly reflected strong patient demand for Dovato with sales of £136 million during the period. Benlysta in immunology, Nucala in respiratory, and the Oncology therapy area all delivered strong double-digit growth in the quarter. Xevudy sales of £19 million in the quarter were down on the corresponding quarter last year reducing total Europe Specialty sales by 11 percentage points at AER and CER.

Vaccine sales were £579 million, up 28% at AER, 26% at CER. Shingrix sales of £204 million, up 76% at AER, 72% at CER, drove the growth on strong commercial execution and new launches uptake partly offset by influenza vaccines lower post-pandemic demand and competitive pressures. Pandemic adjuvant sales of £57 million in the quarter contributed 13 percentage points of growth at AER and CER.

General Medicines sales were £552 million up 1% at AER, and down 1% at CER. Strong demand for Anoro and Trelegy was offset by ongoing generic competitive pressures and the impact of higher government clawback rates.

International
International sales were £2,097 million, up 3% at AER and CER. This included a drag of 9 percentage points AER and 10 percentage points CER related to sales of COVID-19 solutions at AER and CER in the corresponding quarter last year.

In Specialty Medicines, HIV sales were £171 million up 23% at AER, 17% at CER driven by Tivicay tender phasing, and strong Dovato growth. Combined Tivicay and Triumeq sales were £125 million, up 16% at AER and 10% at CER. Nucala sales of £68 million grew 24% at AER and 29% at CER reflecting strong market growth and patient uptake. Benlysta sales of £32 million grew 39% at AER and CER reflecting growth in biological market in Japan and inclusion on China’s National Reimbursement Drug List.

Vaccine sales were £507 million, flat at AER, down 3% at CER, as a result of a 21 percentage point drag at AER and CER from COVID-19 vaccine adjuvant sales in Q4 2021. Growth excluding COVID-19 solutions was driven by Shingrix post-pandemic sales rebound, strong commercial execution and new launches partly offset by Synflorix lower tender demand.

General Medicines sales were £1,196 million up 5% at AER and CER. Respiratory sales of £530 million were up 14% at AER, 13% at CER including Trelegy sales of £71 million up 42% at AER and CER reflecting strong demand and inclusion on China’s National Reimbursement Drug List. Other General Medicines sales of £666 million, were down 1% at AER and flat at CER, reflecting generic competition and price reductions in certain markets offset by strong growth of Augmentin on rebound of the antibiotic market post the pandemic.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 30.3%, 9.0 percentage points at AER and 7.4 percentage points in CER terms lower than Q4 2021.

Adjusted cost of sales as a percentage of turnover was 27.5%, down 9.1 percentage points AER and 7.6 percentage points at CER compared with Q4 2021. This primarily reflected lower sales of lower margin COVID-19 solutions (Xevudy) compared to Q4 2021, reducing cost of sales margin by 5.3 percentage points at AER and CER and lower inventory adjustments and write offs in Vaccines as well as a favourable mix. This was partly offset by increased supply chain costs including the impact of increased commodity prices and freight costs.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 33.1%, 2.1 percentage points higher at AER and 2.2 percentage points higher at CER than in Q4 2021 primarily reflected increased investment in the launch of innovative vaccines and medicines partially offset by higher sales.

Adjusted SG&A costs as a percentage of turnover were 33.0%, 4.5 percentage points higher at AER and 4.6 percentage points higher at CER. Adjusted SG&A costs increased 21% at AER, 13% at CER to £2,435 million which primarily reflected an increased level of launch investment in Specialty Medicines particularly HIV and Vaccines including Shingrix to drive post-pandemic recovery demand and support market expansion. The growth in Adjusted SG&A also reflected increased freight and distribution costs. This growth was partly offset by the continuing benefit of restructuring and tight control of ongoing costs.

Research and development
Total R&D expenditure was £1,797 million up 31% at AER, 23% at CER. This included amortisation and impairments.

Adjusted R&D expenditure increased in the quarter by 18% at AER and 11% at CER, to £1,522 million. We continue to see increased investment in the Vaccines clinical development portfolio, particularly in our mRNA technology platforms, RSV older adult vaccine candidate and Men ABCWY, our Phase III meningitis programme, as well as in relation to our recent acquisition of Affinivax.

In the Specialty Medicines portfolio, there was increased investment in Jemperli as we ramp up for new phase II/III trials in rectal and colon cancer and in our early-stage immuno-oncology assets. In addition, there was increased investment in our phase III respiratory programme for depemokimab, a potential new medicine to treat severe asthma, and in bepirovirsen, our study in chronic hepatitis B. This quarter also reflects the impact of our recent decision to end our investment in Cell and Gene therapy. These increases in investment were partly offset by decreases related to the completion of several late-stage clinical development programmes and reduced R&D investment in COVID-19 pandemic solutions versus Q4 2021.

Royalty income
Royalty income was £206 million (Q4 2021: £137 million), up 50% at AER, 48% at CER, primarily reflecting royalty income from Gilead under the settlement and licensing agreement with Gilead and higher sales of Gardasil.

Other operating income/(expense)
Net other operating income was £759 million (Q4 2021: £367 million expense) primarily reflecting fair value gains in investments including £605 million on the retained stake in Haleon and milestone income from disposals. In addition, there was an accounting gain of £3 million (Q4 2021: £612 million accounting charge) arising from the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer, Inc. (Pfizer) put option and Pfizer and Shionogi & Co. Ltd. (Shionogi) preferential dividends in ViiV Healthcare. This included a remeasurement charge of £8 million (Q4 2021: £528 million accounting charge) for the contingent consideration liability due to Shionogi, reflecting the unwinding of the discount for £110 million, offset by a gain of £102 million primarily from exchange rates movement as well as adjustments to sales forecasts.

Operating profit
Total operating profit from continuing operations was £1,868 million compared with £492 million in Q4 2021. The increase primarily reflected fair value gains on investments including £605 million on the retained stake in Haleon, milestone income from disposals and lower remeasurement charges for contingent consideration liabilities.

Adjusted operating profit was £1,595 million, up 21% at AER and 5% at CER on a turnover decrease of 3% at CER. The Adjusted operating margin of 21.6% was higher by 3.0 percentage points at AER and 1.5 percentage points at CER than in Q4 2021. This reflected the impact from lower sales of COVID-19 solutions which reduced Adjusted Operating profit growth by approximately 17% at AER, 15% at CER but did not materially impact the Adjusted operating margin. The increase in Adjusted Operating margin reflected lower inventory adjustments and write offs in Vaccines, a favourable mix and higher royalty income, partly offset by increased launch investment in SG&A in Specialty Medicines including HIV and Vaccines.

Contingent consideration cash payments made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in Q4 2022 amounted to £273 million (Q4 2021: £225 million). These included cash payments made to Shionogi of £257 million (Q4 2021: £211 million).

Adjusted operating profit by business
Commercial Operations adjusted operating profit was £3,219 million, up 19% at AER and 8% at CER on a turnover decrease of 3% at CER. The operating margin of 43.6% was 5.5 percentage points higher at AER and 4.0 percentage points higher at CER than in Q4 2021. This primarily reflected lower sales of COVID-19 solutions sales low margin Xevudy and pandemic adjuvant. This also reflected lower inventory adjustments and write offs in Vaccines as well as a favourable mix and higher royalty income. This was partly offset by increased launch investment in SG&A in Specialty Medicines including HIV and Vaccines.

R&D segment operating expenses were £1,512 million, up 18% at AER and 10% at CER, primarily reflecting increased investment in Vaccines including priority investments for mRNA and late stage portfolio and Specialty Medicines in early stage HIV and depemokimab, as well as the impact of our recent decision to end our investment in Cell and Gene therapy. This was partly offset by the completion of several late-stage clinical development programmes, and reduced R&D investment in COVID-19 pandemic solutions compared to Q4 2021.

Net finance costs
Total net finance costs were £244 million compared with £187 million in Q4 2021. Adjusted net finance costs were £235 million compared with £186 million in Q4 2021. The increase primarily reflected the net cost associated with the Sterling Notes repurchase in Q4 2022 and higher interest on tax offset by increased interest income due to higher interest rates and larger cash balances as a result of the Consumer Healthcare demerger.

Taxation
The charge of £1 million represented an effective tax rate on Total results of 0.1% (Q4 2021: (38.6%)) and reflected the different tax effects of the various Adjusting items. Tax on Adjusted profit amounted to £172 million and represented an effective Adjusted tax rate of 12.6% (Q4 2021: 6.8%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2021. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total profit from continuing operations to non-controlling interests amounted to £125 million (Q4 2021: £6 million loss). The increase was primarily due to an increased allocation of ViiV Healthcare profits of £124 million (Q4 2021: £8 million loss) including reduced credits for remeasurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £149 million (Q4 2021: £109 million). The increase in allocation primarily reflected an increased allocation of ViiV Healthcare profits of £148 million (Q4 2021: £107 million).

Earnings per share from continuing operations
Total EPS from continuing operations was 37.2p compared with 10.6p in Q4 2021. The increase primarily reflected higher fair value gains on investments including £605 million on the retained stake in Haleon and lower remeasurement charges for contingent consideration liabilities.

Adjusted EPS was 25.8p compared with 23.6p in Q4 2021, up 10% at AER, down 6% at CER, on a 5% CER increase in Adjusted operating profit primarily reflecting the impact from lower sales of COVID-19 solutions, higher interest costs and a higher effective tax rate compared to Q4 2021.

Profit and earnings per share from discontinued operations
Discontinued operations include the Consumer Healthcare business and certain Corporate costs directly attributable to the Consumer Healthcare business. Loss after taxation from discontinued operations amounted to £5 million (Q4 2021: profit of £510 million).

Loss per share from discontinued operations was (0.1)p, compared with EPS of 8.1p in Q4 2021. For further details see page 55, discontinued operations.

Total earnings per share
Total EPS was 37.1p compared with 18.7p in Q4 2021. The increase primarily reflected higher fair value gains on investments including on the retained stake in Haleon and lower remeasurement charges for contingent consideration liabilities.

Currency impact on Q4 2022 results
The results for Q4 2022 are based on average exchange rates, principally £1/$1.19, £1/€1.15 and £1/Yen 165. Comparative exchange rates are given on page 52. The period-end exchange rates were £1/$1.20, £1/€1.13 and £1/Yen 159.

In Q4 2022, turnover was up 4% at AER and down 3% at CER. Total EPS from continuing operations was 37.2p compared with 10.6p in Q4 2021. Adjusted EPS was 25.8p compared with 23.6p in Q4 2021, up 10% at AER and down 6% at CER. The favourable currency impact primarily reflected the weakening of Sterling against the US Dollar and the euro, partly offset by the strengthening in the Japanese Yen. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the sixteen percentage point favourable currency impact on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q4 2022 and Q4 2021 are set out below.

Three months ended 31 December 2022

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	7,376							7,376
Cost of sales	(2,238)		147		42	10	9	(2,030)

Gross profit	5,138		147		42	10	9	5,346

Selling, general and administration	(2,438)		-	-	3	13	(13)	(2,435)
Research and development	(1,797)		16	240	19			(1,522)
Royalty income	206							206
Other operating income/(expense)	759				(1)	(17)	(741)	-

Operating profit	1,868		163	240	63	6	(745)	1,595

Net finance cost	(244)				1		8	(235)
Share of after tax losses and joint of associates ventures	2							2

Profit before taxation	1,626		163	240	64	6	(737)	1,362

Taxation	(1)		(31)	(54)	(36)	(5)	(45)	(172)
Tax rate %	0.1%							12.6%

Profit after taxation from continuing operations	1,625		132	186	28	1	(782)	1,190

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	(5)	5						-

Profit after taxation from discontinued operations	(5)	5						-

Total profit after taxation for the period	1,620	5	132	186	28	1	(782)	1,190

Profit attributable to non-controlling interest from continuing operations	125					24		149

Profit attributable to shareholders from continuing operations	1,500		132	186	28	(23)	(782)	1,041

Profit attributable to non-controlling interest from discontinued operations	-							-

Profit attributable to shareholders from discontinued operations	(5)	5						-

	1,620	5	132	186	28	1	(782)	1,190

Total profit attributable to non-controlling interests	125	-				24		149

Total profit attributable to shareholders	1,495	5	132	186	28	(23)	(782)	1,041

	1,620	5	132	186	28	1	(782)	1,190

Earnings per share from continuing operations	37.2p		3.3p	4.6p	0.7p	(0.6)p	(19.4)p	25.8p

Earnings per share from discontinued operations	(0.1)p	0.1p

Total earnings per share	37.1p	0.1p	3.3p	4.6p	0.7p	(0.6)p	(19.4)p	25.8p

Weighted average number of shares (millions)	4,034							4,034

Three months ended 31 December 2021(a)

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	7,076							7,076
Cost of sales	(2,785)		169		18	6		(2,592)

Gross profit	4,291		169		18	6		4,484

Selling, general and administration	(2,193)				138	9	28	(2,018)
Research and development	(1,376)		25	64	3		(1)	(1,285)
Royalty income	137							137
Other operating income/(expense)	(367)					591	(224)	-

Operating profit	492		194	64	159	606	(197)	1,318

Net finance cost	(187)				1			(186)
Share of after tax losses and joint of associates ventures	(2)							(2)

Profit before taxation	303		194	64	160	606	(197)	1,130

Taxation	117		(46)	(13)	(23)	(78)	(34)	(77)
Tax rate %	(38.6%)							6.8%

Profit after taxation from continuing operations	420		148	51	137	528	(231)	1,053

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	510	(510)						-

Profit after taxation from discontinued operations	510	(510)						-

Total profit after taxation for the period	930	(510)	148	51	137	528	(231)	1,053

Profit attributable to non-controlling interest from continuing operations	(6)					115		109

Profit attributable to shareholders from continuing operations	426		148	51	137	413	(231)	944

Profit attributable to non-controlling interest from discontinued operations	187	(187)						-

Profit attributable to shareholders from discontinued operations	323	(323)						-

	930	(510)	148	51	137	528	(231)	1,053

Total profit attributable to non-controlling interests	181	(187)				115		109

Total profit attributable to shareholders	749	(323)	148	51	137	413	(231)	944

	930	(510)	148	51	137	528	(231)	1,053

Earnings per share from continuing operations	10.6p		3.7p	1.3p	3.4p	10.4p	(5.8)p	23.6p

Earnings per share from discontinued operations	8.1p	(8.1)p						-

Total earnings per share	18.7p	(8.1)p	3.7p	1.3p	3.4p	10.4p	(5.8)p	23.6p

Weighted average number of shares (millions)	4,007							4,007

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business
(see page 34) and the impact of Share Consolidation implemented on 18 July 2022 (see page 56).

Major restructuring and integration

Total Major restructuring charges from continuing operations incurred in Q4 2022 were £63 million (Q4 2021: £159 million), analysed as follows:

	Q4 2022			Q4 2021

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	100	(54)	46	105	41	146
Significant acquisitions	10	-	10	-	-	-
Legacy programmes	6	1	7	10	3	13

	116	(53)	63	115	44	159

Cash charges of £100 million under the Separation Preparation programme primarily arose from the restructuring of some administrative functions as well as some global Supply Chain and R&D functions and commercial. The non-cash credit of £54 million primarily reflected the net profit on sale of assets in an R&D site partly offset by write-downs of assets in administrative locations.

Total cash payments made in Q4 2022 were £115 million (Q4 2021: £134 million), £92 million (Q4 2021: £109 million) relating to the Separation Preparation restructuring programme, £12 million relating to significant acquisitions (Q4 2021: £nil) and £11 million (Q4 2021: £25 million) relating to other legacy programmes including the settlement of certain charges accrued in previous quarters.

The analysis of Major restructuring charges by Income statement line is as follows:

	Q4 2022 £m	Q4 2021 £m

Cost of sales	42	18
Selling, general and administration	3	138
Research and development	19	3
Other operating (expenses)/income	(1)	-

Total major restructuring costs from continuing operations	63	159

Materially all of the Separation Preparation restructuring programme has been included as part of continuing operations. The legacy Consumer Healthcare Joint Venture integration programme is now included as part of discontinued operations.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £6 million (Q4 2021: £606 million). This included a net £3 million accounting gain for the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q4 2022 £m	Q4 2021 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	8	528
ViiV Healthcare put options and Pfizer preferential dividends	(116)	101
Contingent consideration - former Novartis Vaccines business	93	(17)
Contingent consideration - Affinivax	12	-
Other adjustments	9	(6)

Total transaction-related charges	6	606

The £8 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of the unwind of the discount for £110 million offset by a credit of £102 million primarily from a reduction due to exchange rates partly offset by adjustments to sales forecasts. The £116 million gain relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a decrease in the valuation of the put option primarily as a result of updated exchange rates as well as adjustments to sales forecasts.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 40.

Divestments, significant legal charges, and other items
Divestments, significant legal charges and other items primarily include fair value gains on investments including £605 million on the retained stake in Haleon and milestone income on disposals and certain other Adjusting items. There was no net charge for significant legal items in the quarter (Q4 2021: £37 million).

Discontinued operations
GSK satisfied the criteria in IFRS 5 for treating Consumer Healthcare as a ‘discontinued operation’ effective from 30 June 2022, as it was then expected that the carrying amount of the disposal group will be recovered principally through disposal and a distribution, it was available for distribution in its present condition (subject only to the steps to be completed that are usual and customary for the demerger of a business) and it was considered highly probable. The demerger was completed on 18 July 2022, resulting in Consumer Healthcare being classified as a discontinued operation.

From Q2 2020, the Group started to report additional costs to prepare for establishment of the Consumer Healthcare business as an independent entity (“Separation costs”) and these have been presented as part of discontinued operations. Total separation costs incurred in Q4 2022 were £5 million (Q4 2021: £130 million). This includes £1 million relating to transaction costs incurred in connection with the demerger and preparatory admission costs related to the listing of Haleon.

Cash generation

Cash flow

	2022 £m	2021 £m	Q4 2022 £m

Cash generated from operations attributable to continuing operations (£m)	7,944	7,249	2,101
Cash generated from operations attributable to discontinued operations (£m)	932	1,994	4

Total cash generated from operations (£m)	8,876	9,243	2,105

Net cash inflow from operating activities from continuing operations	6,634	6,277	1,901
Net cash inflow from operating activities from discontinued operations	769	1,675	4

Total net cash generated from operating activities (£m)	7,403	7,952	1,905

Free cash inflow from continuing operations* (£m)	3,348	3,301	895
Free cash flow from continuing operations growth (%)	1%	(10)%	(62)%
Free cash flow conversion from continuing operations* (%)	75%	100%	60%
Total net debt** (£m)	(17,197)	(19,838)	(17,197)

*	Free cash flow from continuing operations and free cash flow conversion are defined on page 67.
**	Net debt is analysed on page 57.

2022
Cash generated from operations attributable to continuing operations for the year was £7,944 million (2021: £7,249 million). The increase primarily reflected a significant increase in operating profit including the upfront income from the settlement with Gilead, favourable exchange impact and favourable timing of collections, partly offset by unfavourable timing of profit share payments for Xevudy sales, increased cash contribution to the UK defined benefit pension scheme, increased contingent consideration payments reflecting the Gilead settlement in February 2022 and a higher increase in inventory.

Cash generated from operations attributable to discontinued operations for 2022 was £932 million (2021: £1,994 million).

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in 2022 were £1,100 million (2021: £826 million), of which £1,031 million was recognised in cash flows from operating activities and £69 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash inflow from continuing operations was £3,348 million for 2022 (2021: £3,301 million). The increase primarily reflected a significant increase in operating profit including the upfront income from the settlement with Gilead, favourable exchange, reduced purchases of intangible assets and favourable timing of collections. This was partly offset by unfavourable timing of profit share payments for Xevudy sales, increased cash contributions to pensions, increased contingent consideration payments reflecting the Gilead settlement in February 2022, higher tax payments, lower proceeds from disposals, higher capital expenditure and a higher increase in inventory.

Q4 2022
Cash generated from operations attributable to continuing operations for the quarter was £2,101 million (Q4 2021: £3,329 million). The decrease primarily reflected unfavourable timing of profit share payments for Xevudy, increased cash contributions to the UK defined benefit pension schemes and unfavourable timing of returns and rebates partly offset by an increase in operating profit, including beneficial exchange and favourable timing of collections. Cash generated from operations attributable to discontinued operations for the quarter was £4 million (Q4 2021: £872 million).

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £257 million (Q4 2021: £211 million), all of which was recognised in cash flows from operating activities. These payments are deductible for tax purposes.

Free cash inflow from continued operations was £895 million for the quarter (Q4 2021: £2,344 million). The reduction primarily reflected unfavourable timing of profit share payments for Xevudy sales, increased cash contribution to pensions, unfavourable timing of returns and rebates and reduced proceeds from and increased purchases of intangible assets, partly offset by the increase in operating profit including beneficial exchange, reduced tax payments, and favourable timing of collections.

Total Net debt
At 31 December 2022, net debt was £17,197 million, compared with £19,838 million at 31 December 2021, comprising gross debt of £20,987 million and cash and liquid investments of £3,790 million.

Net debt reduced by £2,641 million primarily due to £3,348 million free cash flow from continuing operations, £238 million disposals of equity investments and £7,177 million decrease from discontinued operations as a result of the demerger primarily reflecting £7,112 million of pre-separation dividends attributable to GSK funded by Consumer Healthcare debt. This was partly offset by purchases of businesses of £3,108 million, net of cash acquired, reflecting the acquisitions of Sierra Oncology and Affinivax, dividends paid to shareholders of £3,467 million, net adverse exchange impacts of £1,386 million from the translation of non-Sterling denominated debt and exchange on other financing items and £143 million purchases of equity investments.

At 31 December 2022, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £3,952 million with loans of £1,713 million repayable in the subsequent year.

Returns to shareholders

Quarterly dividends

The Board has declared a fourth dividend for 2022 of 13.75p per share (Q4 2021: 28.75p1 per share retrospectively adjusted) for the Share Consolidation.

On 23 June 2021, at the new GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 percent pay-out ratio through the investment cycle. The dividend policy, the total expected cash distribution, and the respective dividend pay-out ratios for GSK remain unchanged.

GSK has previously stated that it expected to declare a 27p per share dividend for the first half of 2022, a 22p per share dividend for the second half of 2022 and a 45p per share dividend for 2023, (before the share consolidation) but that these targeted dividends per share would increase in step with the Share Consolidation to maintain the same aggregate dividend pay-out in absolute Pound Sterling terms. Accordingly, using the consolidation ratio, GSK’s expected dividend for the fourth quarter of 2022 converts to 13.75p per new ordinary share, this results in an expected total dividend for the second half of 2022 of 27.5p per new ordinary share. The expected dividend for 2023 is 56.5p per new ordinary share, in line with the original expectation converted for the Share Consolidation and rounded up.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 11 April 2023. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary. The ex-dividend date will be 23 February 2023, with a record date of 24 February 2023 and a payment date of 13 April 2023.

	Paid/ Payable	Pence per share/ pre share consolidation	Pence per share/ post share consolidation	£m

2022
First interim	1 July 2022	14	17.50	704
Second interim	6 October 2022	13	16.25	654
Third interim	12 January 2023	11	13.75	555
Fourth interim	13 April 2023	11	13.75	555

		49	61.25	2,468

	Paid/ Payable	Pence per share/ pre share consolidation	Pence per share/ post share consolidation	£m

2021
First interim	8 July 2021	19	23.75	951
Second interim	7 October 2021	19	23.75	951
Third interim	13 January 2022	19	23.75	952
Fourth interim	7 April 2022	23	28.75	1,157

		80	100	4,011

The demerger of the Consumer Healthcare business was implemented by GSK declaring an interim dividend in specie of Haleon plc shares. The fair value of the distribution was £15.5 billion.

1	Adjusted for the Share Consolidation on 18 July 2022. For details of the Share Consolidation see page 56.

Weighted average number of shares
	2022 millions	2021 millions(a)

Weighted average number of shares – basic	4,026	4,003
Dilutive effect of share options and share awards	58	49

Weighted average number of shares – diluted	4,084	4,052

Weighted average number of shares
	Q4 2022 millions	Q4 2021 millions(a)

Weighted average number of shares – basic	4,034	4,007
Dilutive effect of share options and share awards	57	50

Weighted average number of shares – diluted	4,091	4,057

(a)	See page 56 for details of the Share Consolidation.

At 31 December 2022, 4,034 million shares (2021: 4,007 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). GSK made no share repurchases during the period. The company issued 1.7 million shares under employee share schemes in the period for proceeds of £25 million (2021: £21 million).

At 31 December 2022, the ESOP Trusts held 59.6 million GSK shares against the future exercise of share options and share awards. The carrying value of £353 million has been deducted from other reserves. The market value of these shares was £861 million.

At 31 December 2022, the company held 217.1 million Treasury shares at a cost of £3,797 million which has been deducted from retained earnings.

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on page 67.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the profits from discontinued operations from the Consumer Healthcare business (see details on page 34) and the following items in relation to our continuing operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from continuing operations are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 18, 19, 31 and 32.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 83% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2022.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

On 1 February 2022, ViiV Healthcare reached agreement with Gilead to settle the global patent infringement litigation relating to the commercialisation of Gilead’s Biktarvy. Under the terms of the global settlement and licensing agreement, Gilead made an upfront payment of $1.25 billion to ViiV Healthcare in February 2022. In addition, Gilead will also pay a 3% royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US. These royalties will be payable by Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare's US Patent No. 8,129,385 on 5 October 2027. Gilead's obligation to pay royalties does not extend into any period of regulatory paediatric exclusivity, if awarded.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in 2022 were £1,100 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 57 and 58 of the Annual Report 2021.

Financial information

Income statements

	2022 £m	2021(a) £m	Q4 2022 £m	Q4 2021(a) £m

TURNOVER	29,324	24,696	7,376	7,076

Cost of sales	(9,554)	(8,163)	(2,238)	(2,785)

Gross profit	19,770	16,533	5,138	4,291

Selling, general and administration	(8,372)	(7,070)	(2,438)	(2,193)
Research and development	(5,488)	(5,019)	(1,797)	(1,376)
Royalty income	758	417	206	137
Other operating (expense)/income	(235)	(504)	759	(367)

OPERATING PROFIT	6,433	4,357	1,868	492

Finance income	76	14	26	1
Finance expense	(879)	(769)	(270)	(188)
Loss on disposal of interests in associates	-	(36)	-	-
Share of after tax (losses)/profits of associates and joint ventures	(2)	33	2	(2)

PROFIT BEFORE TAXATION	5,628	3,599	1,626	303

Taxation	(707)	(83)	(1)	117
Tax rate %	12.6%	2.3%	0.1%	(38.6%)

PROFIT AFTER TAXATION FROM CONTINUING OPERATIONS	4,921	3,516	1,625	420

Profit after taxation from discontinued operations and other gains from the demerger	3,049	1,580	(5)	510
Remeasurement of discontinued operations distributed to shareholders on demerger	7,651	-	-	-
PROFIT AFTER TAXATION FROM DISCONTINUED OPERATIONS(b)	10,700	1,580	(5)	510

PROFIT AFTER TAXATION FOR THE PERIOD	15,621	5,096	1,620	930

Profit attributable to non-controlling interests from continuing operations	460	200	125	(6)

Profit attributable to shareholders from continuing operations	4,461	3,316	1,500	426

Profit attributable to non-controlling interests from discontinued operations	205	511	-	187

Profit attributable to shareholders from discontinued operations	10,495	1,069	(5)	323

	15,621	5,096	1,620	930

Profit attributable to non-controlling interests	665	711	125	181

Profit attributable to shareholders	14,956	4,385	1,495	749

	15,621	5,096	1,620	930

EARNINGS PER SHARE FROM CONTINUING OPERATIONS	110.8p	82.9p	37.2p	10.6p

EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS	260.6p	26.7p	(0.1)p	8.1p

TOTAL EARNINGS PER SHARE	371.4p	109.6p	37.1p	18.7p

Diluted earnings per share from continuing operations	109.2p	81.8p	36.6p	10.5p

Diluted earnings per share from discontinued operations	257.0p	26.4p	(0.1)p	8.0p

Total diluted earnings per share	366.2p	108.2p	36.5p	18.5p

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business
(see page 34) and the impact of Share Consolidation implemented on 18 July 2022 (see page 56).

(b)	See page 56 for further details on profit after tax from discontinued operations.

Statement of comprehensive income

	2022 £m	2021(a) £m	Q4 2022 £m	Q4 2021(a) £m

Total profit for the year	15,621	5,096	1,620	930

Items that may be reclassified subsequently to continuing operations income statement:
Exchange movements on overseas net assets and net investment hedges	113	(339)	218	(130)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	2	(25)	(8)	(15)
Fair value movements on cash flow hedges	(18)	5	(31)	9
Reclassification of cash flow hedges to income statement	14	12	2	1
Deferred tax on fair value movements on cash flow hedges	9	(8)	(8)	(7)

	120	(355)	173	(142)

Items that will not be reclassified to continuing operations income statement:
Exchange movements on overseas net assets of non-controlling interests	(28)	(20)	(23)	(19)
Fair value movements on equity investments	(754)	(911)	(106)	(616)
Tax on fair value movements on equity investments	56	131	(5)	33
Remeasurement (losses)/gains on defined benefit plans	(786)	940	(104)	606
Tax on remeasurement losses/(gains) on defined benefit plans	211	(223)	34	(158)
Fair value movements on cash flow hedges	(6)	-	(6)	-

	(1,307)	(83)	(210)	(154)

Other comprehensive expense for the period from continuing operations	(1,187)	(438)	(37)	(296)

Other comprehensive income for the period from discontinued operations	356	101	23	1

Total comprehensive income for the period	14,790	4,759	1,606	635

Total comprehensive income for the year attributable to:
Shareholders	14,153	4,068	1,504	473
Non-controlling interests	637	691	102	162

	14,790	4,759	1,606	635

(a)	The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see page 34).

Specialty Medicines turnover – year ended 31 December 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

HIV	5,749	20	12	3,756	30	17	1,310	10	10	683	-	(3)

Dolutegravir products	5,191	14	6	3,311	19	8	1,239	8	8	641	-	(3)
Tivicay	1,381	-	(7)	823	8	(3)	273	(5)	(4)	285	(14)	(19)
Triumeq	1,799	(4)	(11)	1,217	2	(8)	361	(20)	(19)	221	(8)	(9)
Juluca	636	23	14	494	26	13	127	14	15	15	15	8
Dovato	1,375	75	65	777	82	64	478	58	59	120	>100	>100

Rukobia	82	82	64	79	84	65	3	50	50	-	-	-
Cabenuva	340	>100	>100	294	>100	>100	40	>100	>100	6	>100	>100
Apretude	41	-	-	41	-	-	-	-	-	-	-	-
Other	95	(25)	(29)	31	(37)	(45)	28	(22)	(22)	36	(14)	(17)

Oncology	602	23	17	313	14	3	253	30	31	36	80	75

Zejula	463	17	12	235	11	-	194	19	20	34	70	75
Blenrep	118	33	25	66	8	(3)	52	86	86	-	-	-
Jemperli	21	>100	>100	13	>100	>100	8	>100	>100	-	-	-
Other	-	-	-	(1)	-	-	(1)	-	-	2	-	-

Immuno- inflammation, respiratory and other	2,609	29	20	1,830	29	16	366	13	13	413	45	47

Benlysta	1,146	31	20	949	31	18	83	22	22	114	44	43
Nucala	1,423	25	18	881	28	15	300	17	17	242	24	28
Other	40	>100	>100	-	-	-	(17)	-	-	57	>100	>100

Specialty Medicines excluding pandemic	8,960	23	15	5,899	29	16	1,929	13	13	1,132	14	13

Pandemic	2,309	>100	>100	828	38	24	456	>100	>100	1,025	>100	>100

Xevudy	2,309	>100	>100	828	38	24	456	>100	>100	1,025	>100	>100

Specialty Medicines	11,269	37	29	6,727	30	17	2,385	34	35	2,157	69	70

Specialty Medicines turnover – three months ended 31 December 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

HIV	1,678	33	21	1,163	45	28	344	8	6	171	23	17

Dolutegravir products	1,482	24	13	998	31	16	320	5	3	164	26	21
Tivicay	373	16	5	235	17	3	69	(3)	(6)	69	38	28
Triumeq	479	1	(8)	340	10	(3)	83	(25)	(26)	56	(3)	(5)
Juluca	192	34	22	155	41	25	32	7	7	5	67	33
Dovato	438	72	59	268	89	68	136	46	43	34	79	79

Rukobia	26	73	47	25	79	57	1	-	-	-	-	-
Cabenuva	129	>100	>100	112	>100	>100	15	>100	>100	2	100	>100
Apretude	21	-	-	21	-	-	-	-	-	-	-	-
Other	20	(35)	(35)	7	(42)	(42)	8	(27)	(18)	5	(38)	(50)

Oncology	157	19	11	78	15	-	67	29	27	12	-	8

Zejula	125	16	8	63	24	6	52	16	11	10	(17)	8
Blenrep	27	23	14	11	(35)	(47)	16	>100	>100	-	-	-
Jemperli	5	>100	>100	5	>100	>100	-	(100)	(100)	-	-	-
Other	-	-	-	(1)	-	-	(1)	-	-	2	-	-

Immuno- inflammation, respiratory and other	721	33	22	512	31	16	94	11	9	115	77	78

Benlysta	326	34	20	271	33	18	23	28	22	32	39	39
Nucala	395	27	18	242	28	13	85	27	22	68	24	29
Other	-	>100	>100	(1)	-	-	(14)	-	-	15	>100	>100

Specialty Medicines excluding pandemic	2,556	32	21	1,753	39	23	505	11	9	298	38	35

Pandemic	125	(85)	(85)	10	(98)	(99)	19	(72)	(74)	96	(45)	(41)

Xevudy	125	(85)	(85)	10	(98)	(99)	19	(72)	(74)	96	(45)	(41)

Specialty Medicines	2,681	(3)	(11)	1,763	(5)	(16)	524	-	(2)	394	1	1

Vaccines turnover – year ended 31 December 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Meningitis	1,116	16	11	573	26	14	362	2	3	181	18	20

Bexsero	753	16	12	333	32	19	337	3	4	83	20	23
Menveo	345	27	18	240	20	8	20	(5)	(10)	85	67	71
Other	18	(54)	(54)	-	-	-	5	-	-	13	(62)	(62)

Influenza	714	5	(4)	549	20	9	57	(44)	(44)	108	(11)	(16)

Fluarix, FluLaval	714	5	(4)	549	20	9	57	(44)	(44)	108	(11)	(16)

Shingles	2,958	72	60	1,964	46	32	688	>100	>100	306	>100	>100

Shingrix	2,958	72	60	1,964	46	32	688	>100	>100	306	>100	>100

Established Vaccines	3,085	4	-	1,157	18	7	720	3	4	1,208	(7)	(8)

Infanrix, Pediarix	594	9	3	327	8	(3)	131	13	13	136	10	6
Boostrix	594	14	7	360	33	20	138	(1)	(1)	96	(14)	(15)
Hepatitis	571	24	16	343	28	15	142	30	31	86	5	(1)
Rotarix	527	(3)	(3)	95	(14)	(23)	122	3	5	310	(1)	1
Synflorix	305	(15)	(15)	-	-	-	34	(24)	(22)	271	(13)	(14)
Priorix, Priorix Tetra, Varilrix	188	(28)	(29)	10	-	-	97	(22)	(22)	81	(40)	(43)
Cervarix	117	(15)	(20)	-	-	-	22	(12)	(8)	95	(16)	(22)
Other	189	26	26	22	(8)	(17)	34	55	45	133	28	32

Vaccines excluding pandemic	7,873	24	17	4,243	31	18	1,827	27	28	1,803	8	6

Pandemic vaccines	64	(86)	(86)	-	(100)	(100)	57	-	-	7	(97)	(97)
Pandemic adjuvant	64	(86)	(86)	-	(100)	(100)	57	-	-	7	(97)	(97)

Vaccines	7,937	17	11	4,243	22	10	1,884	31	32	1,810	(3)	(5)

Vaccines turnover – three months ended 31 December 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Meningitis	228	18	11	73	16	(2)	101	17	15	54	20	22

Bexsero	150	18	13	36	3	(14)	92	19	18	22	47	47
Menveo	77	60	50	37	32	14	8	-	(13)	32	>100	>100
Other	1	(95)	(95)	-	-	-	1	-	-	-	(100)	(100)

Influenza	276	13	2	217	67	48	29	(63)	(64)	30	(17)	(22)

Fluarix, FluLaval	276	13	2	217	67	48	29	(63)	(64)	30	(17)	(22)

Shingles	769	29	18	480	6	(7)	204	76	72	85	>100	>100

Shingrix	769	29	18	480	6	(7)	204	76	72	85	>100	>100

Established Vaccines	743	9	4	218	7	(6)	188	9	7	337	10	8

Infanrix, Pediarix	111	(3)	(10)	48	(17)	(31)	30	20	16	33	3	6
Boostrix	131	15	5	73	33	15	31	(3)	(3)	27	-	(4)
Hepatitis	126	12	2	64	3	(10)	36	9	3	26	44	39
Rotarix	147	4	1	21	(22)	(30)	32	-	-	94	13	11
Synflorix	68	(26)	(28)	-	-	-	10	(23)	(23)	58	(27)	(29)
Priorix, Priorix Tetra, Varilrix	50	(7)	(13)	9	-	-	24	(14)	(18)	17	(35)	(38)
Cervarix	26	13	9	-	-	-	7	>100	>100	19	(5)	(15)
Other	84	>100	>100	3	>100	>100	18	>100	>100	63	>100	>100

Vaccines excluding pandemic	2,016	17	9	988	17	2	522	15	13	506	21	18

Pandemic vaccines	58	(37)	(37)	-	(100)	(100)	57	-	-	1	(99)	(100)
Pandemic adjuvant	58	(37)	(37)	-	(100)	(100)	57	-	-	1	(99)	(100)

Vaccines	2,074	15	7	988	16	2	579	28	26	507	-	(3)

General Medicines turnover – year ended 31 December 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Respiratory	6,548	8	3	3,209	10	(1)	1,384	3	3	1,955	10	9

Arnuity Ellipta	56	19	9	48	20	10	-	-	-	8	14	-
Anoro Ellipta	483	(4)	(9)	233	(16)	(24)	165	11	11	85	10	10
Avamys/Veramyst	321	8	6	-	-	-	65	-	2	256	10	8
Flixotide/Flovent	545	23	15	353	28	16	74	7	7	118	18	16
Incruse Ellipta	196	(4)	(10)	104	(5)	(14)	64	(9)	(7)	28	8	-
Relvar/Breo Ellipta	1,145	2	(2)	498	2	(8)	347	4	4	300	-	2
Seretide/Advair	1,159	(15)	(17)	308	(37)	(43)	287	(11)	(11)	564	3	1
Trelegy Ellipta	1,729	42	32	1,253	47	32	236	18	19	240	47	48
Ventolin	771	7	2	411	5	(5)	116	7	8	244	11	10
Other Respiratory	143	4	6	1	-	-	30	11	7	112	2	5

Other General Medicines	3,570	(1)	(2)	363	10	(1)	695	(14)	(13)	2,512	1	2

Dermatology	376	(6)	(5)	(1)	-	-	107	(18)	(18)	270	-	1
Augmentin	576	35	38	-	-	-	151	22	23	425	41	44
Avodart	330	(1)	(3)	-	-	-	107	(9)	(8)	223	5	-
Lamictal	511	7	1	265	14	3	109	(3)	(3)	137	2	-
Other	1,777	(10)	(10)	99	-	(9)	221	(31)	(31)	1,457	(7)	(6)

General Medicines	10,118	5	1	3,572	10	(1)	2,079	(3)	(3)	4,467	5	5

General Medicines turnover – three months ended 31 December 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Respiratory	1,682	9	2	778	5	(7)	374	7	5	530	14	13

Arnuity Ellipta	11	(15)	(23)	9	(25)	(33)	-	-	-	2	100	100
Anoro Ellipta	138	12	5	68	8	(5)	47	21	18	23	10	10
Avamys/Veramyst	82	15	11	-	-	-	14	(7)	-	68	21	14
Flixotide/Flovent	134	25	15	75	34	18	22	-	(5)	37	28	24
Incruse Ellipta	39	(20)	(27)	16	(41)	(48)	16	-	-	7	17	-
Relvar/Breo Ellipta	249	(11)	(15)	72	(38)	(47)	94	9	6	83	8	10
Seretide/Advair	330	(1)	(6)	105	(13)	(23)	75	(4)	(5)	150	9	7
Trelegy Ellipta	457	30	19	321	29	14	65	20	20	71	42	42
Ventolin	206	12	4	111	16	1	33	6	3	62	9	11
Other Respiratory	36	-	-	1	-	-	8	14	-	27	(10)	(3)

Other General Medicines	939	(2)	(3)	95	8	(5)	178	(10)	(11)	666	(1)	-

Dermatology	99	(2)	(2)	(1)	-	-	28	(10)	(13)	72	1	3
Augmentin	167	28	30	-	-	-	44	16	13	123	34	37
Avodart	82	4	(1)	-	-	-	26	(10)	(10)	56	12	4
Lamictal	132	8	-	71	15	2	29	7	4	32	(3)	(6)
Other	459	(12)	(12)	25	(7)	(19)	51	(29)	(29)	383	(10)	(9)

General Medicines	2,621	5	-	873	6	(7)	552	1	(1)	1,196	5	5

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Year ended 31 December 2022	29,324	19	13	14,542	22	10	6,348	18	19	8,434	14	14

Three months ended 31 December 2022	7,376	4	(3)	3,624	3	(10)	1,655	9	7	2,097	3	3

Balance sheet

	31 December 2022 £m	31 December 2021 £m
ASSETS
Non-current assets
Property, plant and equipment	8,933	9,932
Right of use assets	687	740
Goodwill	7,046	10,552
Other intangible assets	14,318	30,079
Investments in associates and joint ventures	74	88
Other investments	1,467	2,126
Deferred tax assets	5,658	5,218
Derivative financial instruments	-	18
Other non-current assets	1,194	1,676

Total non-current assets	39,377	60,429

Current assets
Inventories	5,146	5,783
Current tax recoverable	405	486
Trade and other receivables	7,053	7,860
Derivative financial instruments	190	188
Current equity investments	4,087	-
Liquid investments	67	61
Cash and cash equivalents	3,723	4,274
Assets held for sale	98	22

Total current assets	20,769	18,674

TOTAL ASSETS	60,146	79,103

LIABILITIES
Current liabilities
Short-term borrowings	(3,952)	(3,601)
Contingent consideration liabilities	(1,289)	(958)
Trade and other payables	(16,263)	(17,554)
Derivative financial instruments	(183)	(227)
Current tax payable	(471)	(489)
Short-term provisions	(652)	(841)

Total current liabilities	(22,810)	(23,670)

Non-current liabilities
Long-term borrowings	(17,035)	(20,572)
Corporation tax payable	(127)	(180)
Deferred tax liabilities	(289)	(3,556)
Pensions and other post-employment benefits	(2,579)	(3,113)
Other provisions	(532)	(630)
Derivative financial instruments	-	(1)
Contingent consideration liabilities	(5,779)	(5,118)
Other non-current liabilities	(899)	(921)

Total non-current liabilities	(27,240)	(34,091)

TOTAL LIABILITIES	(50,050)	(57,761)

NET ASSETS	10,096	21,342

EQUITY
Share capital	1,347	1,347
Share premium account	3,440	3,301
Retained earnings	4,363	7,944
Other reserves	1,448	2,463

Shareholders’ equity	10,598	15,055

Non-controlling interests	(502)	6,287

TOTAL EQUITY	10,096	21,342

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2022	1,347	3,301	7,944	2,463	15,055	6,287	21,342

Profit for the year			14,956		14,956	665	15,621
Other comprehensive income/(expense) for the year			(89)	(714)	(803)	(28)	(831)

Total comprehensive income/(expense) for the year			14,867	(714)	14,153	637	14,790

Distributions to non-controlling interests						(1,409)	(1,409)
Non-cash distribution to non-controlling interest						(2,960)	(2,960)
Contributions from non-controlling interests						8	8
Changes to non-controlling interest						(20)	(20)
Deconsolidation of former subsidiaries						(3,045)	(3,045)
Dividends to shareholders			(3,467)		(3,467)		(3,467)
Non-cash dividend to shareholder			(15,526)		(15,526)		(15,526)
Realised after tax losses on disposal or liquidation of equity investments			14	(14)			-
Share of associates and joint ventures realised profits on disposal of equity investments			7	(7)			-
Shares issued	-	25			25		25
Write-down on shares held by ESOP Trusts			(911)	911			-
Shares acquired by ESOP Trusts		114	1,086	(1,200)			-
Share-based incentive plans			357		357		357
Tax on share-based incentive plans			(8)		(8)		(8)
Hedging gain/loss after taxation transferred to non-financial assets				9	9		9

At 31 December 2022	1,347	3,440	4,363	1,448	10,598	(502)	10,096

At 1 January 2021	1,346	3,281	6,755	3,205	14,587	6,221	20,808

Profit for the year			4,385		4,385	711	5,096
Other comprehensive (expense)/ income for the year			454	(771)	(317)	(20)	(337)

Total comprehensive income for the year			4,839	(771)	4,068	691	4,759

Distributions to non-controlling interests						(642)	(642)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(3,999)		(3,999)		(3,999)
Shares issued	1	20			21		21
Realised after tax profits on disposal of equity investments			132	(132)			-
Share of associates and joint ventures realised profits on disposal of equity investments			7	(7)			-
Write-down on shares held by ESOP Trusts			(168)	168			-
Share-based incentive plans			367		367		367
Transaction with non-controlling interests						10	10
Tax on share-based incentive plans			11		11		11

At 31 December 2021	1,347	3,301	7,944	2,463	15,055	6,287	21,342

Cash flow statement – year ended 31 December 2022 (amounts presented are from continuing operations unless otherwise specified)

	2022 £m	2021(a) £m
Profit after tax from continuing operations	4,921	3,516
Tax on profits	707	83
Share of after tax losses/(profits) of associates and joint ventures	2	(33)
Loss on disposal of interests in associates	-	36
Net finance expense	803	755
Depreciation, amortisation and other adjusting items	2,298	2,247
Decrease/(Increase) in working capital	67	(500)
Contingent consideration paid	(1,058)	(742)
Increase in other net liabilities (excluding contingent consideration paid)	204	1,887

Cash generated from operations attributable to continuing operations	7,944	7,249
Taxation paid	(1,310)	(972)

Net cash inflow from continuing operating activities	6,634	6,277
Cash generated from operations attributable to discontinued operations	932	1,994
Taxation paid from discontinued operations	(163)	(319)
Net operating cash flows attributable to discontinued operations	769	1,675

Total net cash inflows from operating activities	7,403	7,952

Cash flow from investing activities
Purchase of property, plant and equipment	(1,143)	(950)
Proceeds from sale of property, plant and equipment	146	132
Purchase of intangible assets	(1,115)	(1,704)
Proceeds from sale of intangible assets	196	641
Purchase of equity investments	(143)	(162)
Purchase of business net of cash acquired	(3,108)	-
Proceeds from sale of equity investments	238	202
Contingent consideration paid	(79)	(114)
Disposal of businesses	(43)	(17)
Investment in associates and joint ventures	(1)	(1)
Proceeds from disposal of associates and joint ventures	-	277
Interest received	64	14
Decrease in liquid investments	1	18
Dividends from associates and joint ventures	6	9
	6	9
Net cash outflow from continuing investing activities	(4,981)	(1,655)
Net investing cash flows attributable to discontinued operations	(3,791)	(122)

Total net cash outflow from investing activities	(8,772)	(1,777)

Cash flow from financing activities
Issue of share capital	25	20
Decrease in long-term loans	(569)	-
Net repayment of short-term loans	(4,053)	(2,003)
Repayment of lease liabilities	(202)	(181)
Interest paid	(848)	(772)
Dividends paid to shareholders	(3,467)	(3,999)
Distributions to non-controlling interests	(521)	(239)
Contributions from non-controlling interests	8	7
Other financing items	376	41

Net cash outflow from continuing financing activities	(9,251)	(7,126)
Net financing cash flows attributable to discontinued operations	10,074	(463)

Total net cash inflow/(outflow) from financing activities	823	(7,589)

Increase/(decrease) in cash and bank overdrafts in the year	(546)	(1,414)

Cash and bank overdrafts at beginning of the year	3,819	5,262
Exchange adjustments	152	(30)
Increase/(decrease) in cash and bank overdrafts	(546)	(1,414)

Cash and bank overdrafts at end of the year	3,425	3,818

Cash and bank overdrafts at end of the year comprise:
Cash and cash equivalents	3,723	4,274

	3,723	4,274
Overdrafts	(298)	(456)

	3,425	3,818

(a)	The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see page 34).

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK has revised its operating segments from Q1 2022 and from Q2 2022. Previously, GSK reported results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare. For the first quarter 2022, GSK reported results under three segments: Commercial Operations; Total R&D and Consumer Healthcare. From Q2 2022, GSK reports results under two segments from continuing operations as the demerger of the Consumer Healthcare segment was completed on 18 July 2022. Members of the GLT are responsible for each segment. Comparative information in this announcement has been retrospectively restated on a consistent basis. The Consumer Healthcare segment is presented entirely as discontinued operations and therefore no segment information is presented.

R&D investment is essential for the sustainability of the business. However, for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It include R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment
	2022 £m	2021 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	29,324	24,696	19	13

Operating profit by segment
	2022 £m	2021(a) £m	Growth £%	Growth CER%

Commercial Operations	13,590	11,467	19	10
Research and Development	(5,060)	(4,567)	11	5

Segment profit	8,530	6,900	24	13
Corporate and other unallocated costs	(379)	(407)

Adjusted operating profit	8,151	6,493	26	14
Adjusting items	(1,718)	(2,136)

Total operating profit	6,433	4,357	48	31

Finance income	76	14
Finance costs	(879)	(769)
Loss on disposal of interests in associates	-	(36)
Share of after tax (losses)/profits of associates and joint ventures	(2)	33

Profit before taxation from continuing operations	5,628	3,599	56	37

(a)	The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see page 34).

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets, major restructuring costs, which include impairments of tangible assets and computer software, transaction-related adjustments related to significant acquisitions, proceeds and costs of disposals of associates, products and businesses, significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income and other items.

Turnover by segment
	Q4 2022 £m	Q4 2021 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	7,376	7,076	4	(3)

Operating profit by segment
	Q4 2022 £m	Q4 2021(a) £m	Growth £%	Growth CER%

Commercial Operations	3,219	2,697	19	8
Research and Development	(1,512)	(1,281)	18	10

Segment profit	1,707	1,416	21	6
Corporate and other unallocated costs	(112)	(98)

Adjusted operating profit	1,595	1,318	21	5
Adjusting items	273	(826)

Total operating profit	1,868	492	>100	>100

Finance income	26	1
Finance costs	(270)	(188)
Share of after tax (losses)/profits of associates and joint ventures	2	(2)

Profit before taxation from continuing operations	1,626	303	>100	>100

(a)	The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see page 34).

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2021. At 31 December 2022, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 16 was £0.2 billion (31 December 2021: £0.2 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Q3 2022 results:

Zantac

On 6 December 2022, the court presiding over the federal Multi-District Litigation (MDL) proceeding granted Defendants’ Daubert motions, finding that Plaintiffs’ experts’ causation opinions regarding whether Zantac can cause the five cancers at issue in the MDL (liver, bladder, pancreatic, esophageal, and stomach) are unreliable and thus inadmissible. Without expert causation opinions, the MDL Court granted summary judgment to GSK and the other brand defendants. The MDL Court found that “there is no scientist outside this litigation who concluded ranitidine causes cancer, and the plaintiffs’ scientists within this litigation systemically utilized unreliable methodologies,” and failed to use “consistent, objective, science-based standards for the even-handed evaluation of data.” This ruling effectively dismissed approximately 2,200 filed cases in the MDL and is binding on the 46,697 claimants in the registry (32,970 mapped to GSK).

A 13th additional epidemiologic study (Joung et al. 2022) was recently released. When comparing ranitidine users to other H2 receptor antagonist (H2RA) users, Joung found no association with overall cancer or any individual cancer studied (esophageal, gastric, colorectal, liver, pancreatic, lung, kidney, bladder, and thyroid) and no evidence of dose-response.

GSK will continue to defend itself vigorously against all claims brought at the state level.

In the California Zantac litigation Cases JCCP 5150 (JCCP), the Court will hold a Sargon hearing on 16 February 2023 regarding the admissibility of expert witness testimony, including the testimony of general causation expert witnesses, for the first bellwether trial. The first bellwether trial is expected to start on 27 February 2023 in the California JCCP.

Given the complex ownership and marketing of Zantac prescription and over-the-counter (OTC) medicine over many years, numerous claims involve several defendants. As a result, some defendants have served one another, including GSK, with notice of potential indemnification claims about possible liabilities connected particularly with Zantac OTC. Given the early stage of the proceedings, GSK cannot meaningfully assess what liability, if any, it may have, nor can it meaningfully assess the liability of other parties under relevant indemnification provisions.

Further information regarding the litigation can be found in GSK’s 11 August 2022, 16 August 2022, and 7 December 2022 statements. These are available on www.gsk.com/en-gb/.

Zofran

On 1 June 2021, the Court overseeing the Zofran Multidistrict Litigation (MDL) in the District of Massachusetts granted GSK’s motion for summary judgment on federal pre-emption grounds. At that time, the District Court granted judgment for GSK in all cases pending in the MDL (approximately 431 cases) and closed the MDL proceeding. Plaintiffs appealed this decision and, on 9 January 2023, the United States Court of Appeals for the First Circuit affirmed the district court’s decision in favour of GSK. There remains one state court case and four proposed class actions in Canada.

Additional information

Disposal group and discontinued operations accounting policy
Disposal groups are classified as held for distribution if their carrying amount will be recovered principally through a distribution to shareholders rather than through continuing use, they are available for distribution in their present condition and the distribution is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to distribute.

Non-current assets included as part of a disposal group are not depreciated or amortised while they are classified as held for distribution. The assets and liabilities of a disposal group classified as held for distribution are presented separately from the other assets and liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or distributed or is classified as held for distribution and that represents a separate major line of business. The results of discontinued operations are presented separately in the statement of profit or loss and comparatives are restated on a consistent basis.

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the year-end and three months ended 31 December 2022 and should be read in conjunction with the Annual Report 2021, which was prepared in accordance with United Kingdom adopted International Financial Reporting Standards. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2021.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2021.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2021 were published in the Annual Report 2021, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

COVID-19 pandemic
The potential impact of the COVID-19 pandemic on GSK’s trading performance and all its principal risks is continually assessed, with appropriate mitigation plans put in place on an as-needed basis. In 2022, GSK was encouraged by the uptake of its vaccines and medicines. The company remains confident in the underlying demand for its vaccines and medicines, especially given the significant number of COVID-19 vaccinations and boosters administered worldwide. However, the pandemic remains a significant ongoing risk, with the World Health Organization continuing to monitor the emergence of new variants. The current rate of infection is predominantly driven by the circulation of the BA.5 subvariant and its descendent lineages, which are still the dominant subvariants of Omicron globally. While COVID-19 vaccines are being updated with Omicron variants to provide broader immunity against circulating and emerging variants, these subvariants and potential future variants of concern could potentially impact GSK’s trading results, clinical trials, supply continuity and its employees materially.

Exchange rates
GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	2022	2021	Q4 2022	Q4 2021

Average rates:
US$/£	1.24	1.38	1.19	1.36
Euro/£	1.17	1.16	1.15	1.18
Yen/£	161	151	165	154

Period-end rates:
US$/£	1.20	1.35	1.20	1.35
Euro/£	1.13	1.19	1.13	1.19
Yen/£	159	155	159	155

Net assets
The book value of net assets decreased by £11,246 million from £21,342 million at 31 December 2021 to £10,096 million at 31 December 2022. This primarily reflected the demerger of the Consumer Healthcare business and dividends paid to shareholders partially offset by Total comprehensive income for the period.

The retained stake in Haleon of £4,087 million is recognised as a current equity investment.

The carrying value of investments in associates and joint ventures at 31 December 2022 was £74 million (31 December 2021: £88 million), with a market value of £74 million (31 December 2021: £88 million).

At 31 December 2022, the net deficit on the Group’s pension plans was £1,355 million compared with £1,129 million at 31 December 2021. This increase in the net deficit is primarily related to lower asset values, an increase in the US cash balance credit rate from 2.0% to 3.9%, Eurozone inflation rates from 2.1% to 2.4% and an actuarial experience adjustment for higher inflation than expected in pension increases of approximately £800 million. These are partially offset by increases in the long term UK discount rate from 2.0% to 4.8%, Eurozone discount rates from 1.3% to 3.7%, the US discount rate from 2.7% to 5.3%, lower UK inflation rate from 3.2% to 3.1% and cash contributions of approximately £700 million made to the UK pension schemes.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,093 million (31 December 2021: £1,008 million).

Contingent consideration amounted to £7,068 million at 31 December 2022 (31 December 2021: £6,076 million), of which £5,890 million (31 December 2021: £5,559 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare, £673 million (31 December 2021: £479 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition and £501 million (31 December 2021: £nil) represented the estimated present value of contingent consideration payable to Affinivax.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 December 2022, £940 million (31 December 2021: £937 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

2022	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,559	6,076
Remeasurement through income statement and other movements	1,431	2,129
Cash payments: operating cash flows	(1,031)	(1,058)
Cash payments: investing activities	(69)	(79)

Contingent consideration at end of the period	5,890	7,068

2021	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,359	5,869
Remeasurement through income statement and other movements	1,026	1,063
Cash payments: operating cash flows	(721)	(742)
Cash payments: investing activities	(105)	(114)

Contingent consideration at end of the period	5,559	6,076

The liabilities for the Pfizer put option and the contingent consideration at 31 December 2022 have been calculated based on the period-end exchange rates, primarily US$1.20/£1 and €1.13/£1. Sensitivity analyses for the Pfizer put option and each of the largest contingent consideration liabilities are set out below for the following scenarios:

Increase/(decrease) in liability	ViiV Healthcare put option £m	Shionogi- ViiV Healthcare contingent consideration £m	Novartis Vaccines contingent consideration £m	Affinivax contingent consideration £m

10% increase in sales forecasts*	100	556	103	n/a
10% decrease in sales forecasts*	(99)	(555)	(103)	n/a
10% increase in probability milestone success	n/a	n/a	20	82
10% decrease in probability milestone success	n/a	n/a	(10)	(82)
1% (100 basis points) increase in discount rate	(32)	(200)	(55)	(7)
1% (100 basis points) decrease in discount rate	35	215	65	7
10 cent appreciation of US Dollar	66	411	22	45
10 cent depreciation of US Dollar	(56)	(347)	(19)	(38)
10 cent appreciation of Euro	29	109	23	n/a
10 cent depreciation of Euro	(24)	(91)	(19)	n/a

*	The sales forecast is for ViiV Healthcare sales only in respect of the ViiV Healthcare put option and the Shionogi-ViiV Healthcare contingent consideration.

Contingent liabilities
There were contingent liabilities at 31 December 2022 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 51 and on pages 248 and 249 of the Annual Report 2021.

Business acquisitions
On 1 July 2022, GSK completed the acquisition of 100% of Sierra Oncology, Inc. a California-based, late-stage biopharmaceutical company focused on targeted therapies for the treatment of rare forms of cancer, for $1.9 billion (£1.6 billion). The main asset is momelotinib which targets the medical needs of myelofibrosis patients with anaemia.

On 15 August 2022, GSK completed the acquisition of 100% of Affinivax, Inc. (Affinivax), a clinical-stage biopharmaceutical company based in Cambridge, Boston, Massachusetts focused on pneumococcal vaccine candidates. The consideration for the acquisition comprised an upfront payment of $2.2 billion (£1.8 billion) as adjusted for working capital acquired paid upon closing and two potential milestone payments of $0.6 billion (£0.5 billion) each to be paid upon the achievement of certain paediatric clinical development milestones. The estimated fair value of the contingent consideration payable was £482 million. The values are provisional and are subject to change.

Since acquisition no sales arising from the Sierra Oncology or Affinivax businesses have been included in Group turnover and no revenue is expected until regulatory approval is received on the acquired assets. GSK continues to support the ongoing development of the acquired assets and consequently these assets will be loss making until regulatory approval on the assets is received. The development of these assets has been integrated into the Groups’ existing R&D activities, so it is impracticable to quantify the development costs for the period.

The fair values of the net assets acquired, including goodwill, are as follows:

	Sierra Oncology £m	Affinivax £m

Net assets acquired:
Intangible assets	1,497	1,467
Inventory	60	-
Other net assets/(liabilities)	137	76
Deferred tax liabilities	(259)	(236)

	1,435	1,307
Goodwill	162	965

Total consideration	1,597	2,272

Discontinued operations
Consumer Healthcare has been presented as a discontinued operation from Q2 2022. The demerger of Haleon was completed on 18 July 2022. Financial information relating to the operations of Consumer Healthcare for the period until demerger on 18 July 2022 is set out below. The Group Income Statement and Group Cash Flow Statement distinguish discontinued operations from continuing operations. Comparative figures have been restated on a consistent basis.

This financial information differs both in purpose and basis of preparation from the Historical Financial Information and the Interim Financial Information included in the Haleon prospectus and from that which will be published by Haleon on 2 March 2023. As a result, whilst the two sets of financial information are similar, they are not the same because of certain differences in accounting and disclosure under IFRS.

Total Results	2022 £m	2021 £m	Q4 2022 £m	Q4 2021 £m

Turnover	5,581	9,418	-	2,451
Other income/(expenses)	(4,730)	(7,575)	(5)	(2,048)

Profit before tax	851	1,843	(5)	403
Taxation	(235)	(263)	-	107
Tax rate%	27.6%	14.3%	-	(26.6%)

(Loss)/profit after taxation from discontinued operations: Consumer Healthcare	616	1,580	(5)	510

Other gains/(losses) from the demerger	2,433	-	-	-
Remeasurement of discontinued operations distributed to shareholders on demerger	7,651	-	-	-

Profit after taxation from discontinued operations	10,700	1,580	(5)	510

Non-controlling interest in discontinued operations	205	511	-	187
Earnings attributable to shareholders from discontinued operations	10,495	1,069	(5)	323

Earnings per share from discontinued operations	260.6p	26.7p	(0.1)p	8.1p

The profit after taxation from discontinued operations for Consumer Healthcare of £616 million in full-year 2022 includes separation and transaction costs of £366 million.

Divestments
On 18 July 2022, GSK plc separated its Consumer Healthcare business from the GSK Group to form Haleon, an independent listed company. The separation was effected by way of a demerger of 80.1% of GSK’s 68% holding in the Consumer Healthcare business to GSK shareholders. Following the demerger, 54.5% of Haleon was held in aggregate by GSK Shareholders, 6.0% remains held by GSK (including shares received by GSK’s consolidated ESOP trusts) and 7.5% remains held by certain Scottish limited partnerships (SLPs) set up to provide collateral for a funding mechanism pursuant to which GSK will provide additional funding for GSK’s UK defined benefit Pension Schemes. The aggregate ownership by GSK (including ownership by the ESOP trusts and SLPs) after the demerger of 13.5% is measured at fair value with changes through profit or loss. Pfizer held 32% of Haleon after the demerger.

Under IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ a liability and an equity distribution are measured at the fair value of the assets to be distributed when the dividend is appropriately authorised and it is no longer at the entity’s discretion. The liability and equity movement, and associated gain on distribution was recognised in Q3 2022 when the demerger distribution was authorised and occurred.

The asset distributed was the 54.5% ownership of the Consumer Healthcare business. The net carrying value of the Consumer Healthcare business in the consolidated financial statements, including the retained 13.5% and net of the amount attributable to the non-controlling interest, was approximately £11.5 billion at the end of June. GSK’s £6.3 billion share of the shareholder loans made in Q1 2022 in advance of the pre-separation dividends was eliminated in the consolidated financial statements. The assets distributed were reduced by Consumer Healthcare transactions up to 18 July that principally included pre-separation dividends declared and settled after the end of Q2 2022 and before 18 July 2022. Those dividends included: £10.4 billion (£7.1 billion attributable to GSK) of dividends funded by Consumer Healthcare debt that was partially on-lent during Q1 2022 and dividends of £0.6 billion (£0.4 billion attributable to GSK) from available cash balances.

The fair value of the 54.5% ownership of the Consumer Healthcare business distributed was £15.5 billion. This was measured by reference to the quoted average Haleon share price over the first five days of trading, this being a fair value measured with observable inputs which is considered to be representative of the fair value at the distribution date. A gain on distribution of this fair value less book value of the attributable net assets of the Consumer Healthcare business of £7.7 billion was recorded in the Income Statement in the full-year 2022. There was an additional gain of £2.4 billion to remeasure the retained 13.5% from its book value to fair value of £3.9 billion using the same fair value methodology as used for the distributed shares in the full-year 2022. The gain on distribution and on remeasurement of the retained stake upon demerger is presented as part of discontinued operations. In addition, there was a reclassification of the Group’s share of cumulative exchange differences arising on translation of the foreign currency net assets of the divested subsidiaries and offsetting net investment hedges from reserves into the Income Statement of £0.6 billion. The total gain on the demerger of Consumer Healthcare was £10.1 billion in the full-year 2022.

Following finalisation of the demerger accounting, an adjustment of £0.5 billion to increase the gain on the demerger of Consumer Healthcare as disclosed in Q3 2022 from £9.6 billion to £10.1 billion for the full-year has been recorded. This gain relates to an adjustment for deferred profit in inventory. These transactions are presented in profit from discontinued operations (adjusting items) in the full-year 2022 results. The adjustment has been recorded retrospectively within the Q3 2022 results and will be reflected in the comparator for disclosure in the Q3 2023 results. These transactions are presented in profit from discontinued operations (adjusting items) in the full-year 2022.

Any future gains or losses on the retained stake of 13.5% in Haleon will be recognised in adjusting items in continuing operations.

2022 £bn

Fair value of the Consumer Healthcare business distributed (54.5%)	15.5
Fair value of the retained ownership in Haleon (13.5%)	3.9

Total fair value	19.4

Carrying amount of the net assets and liabilities distributed/derecognised	(12.9)
Carrying amount of the non-controlling interest de-recognised	3.0

Gain on demerger before exchange movements and transaction costs	9.5
Reclassification of exchange movements on disposal of overseas subsidiaries	0.6

Total gain on the demerger of Consumer Healthcare	10.1

Total transaction costs incurred in Q4 2022 were £1 million and £103 million in the year ended 2022. These transaction costs were incurred in connection with the demerger and preparatory admission costs related to the listing of Haleon and are reported as part of the profit from discontinued operations in the Total to Adjusted presentation on page 18.

Share Consolidation
Following completion of the Consumer Healthcare business demerger on 18 July 2022, GSK plc Ordinary shares were consolidated to maintain share price comparability before and after demerger. The consolidation was approved by GSK shareholders at a General Meeting held on 6 July 2022. Shareholders received 4 new Ordinary shares with a nominal value of 31¼ pence each for every 5 existing Ordinary share which had a nominal value of 25 pence each. Earnings per share, diluted earnings per share, adjusted earnings per share and dividends per share were retrospectively adjusted to reflect the Share Consolidation in all the periods presented.

Related party transactions Details of GSK’s related party transactions are disclosed on page 221 of our 2021 Account Report and Accounts.

Reconciliation of cash flow to movements in net debt

	2022 £m	2021 £m

Total Net debt at beginning of the period	(19,838)	(20,780)

Decrease in cash and bank overdrafts	(7,598)	(2,504)
Decrease in liquid investments	(1)	(18)
Net decrease in short-term loans	4,053	2,003
Net decrease in long-term loans	569	-
Repayment of lease liabilities	202	181
Debt of subsidiary undertaking acquired	(24)	-
Exchange adjustments	(1,530)	314
Other non-cash movements	(207)	(134)

Decrease/(increase) in net debt from continuing operations	(4,536)	(158)
Decrease/(increase) in net debt from discontinued operations	7,177	1,100

Total Net debt at end of the period	(17,197)	(19,838)

Net debt analysis

	2022 £m	2021 £m

Liquid investments	67	61
Cash and cash equivalents	3,723	4,274
Short-term borrowings	(3,952)	(3,601)
Long-term borrowings	(17,035)	(20,572)

Total Net debt at the end of the period	(17,197)	(19,838)

Free cash flow reconciliation from continuing operations

	2022 £m	2021 £m	Q4 2022 £m

Net cash inflow from continuing operating activities	6,634	6,277	1,901
Purchase of property, plant and equipment	(1,143)	(950)	(438)
Proceeds from sale of property, plant and equipment	146	132	133
Purchase of intangible assets	(1,115)	(1,704)	(313)
Proceeds from disposals of intangible assets	196	641	70
Net finance costs	(784)	(758)	(329)
Dividends from joint ventures and associates	6	9	6
Contingent consideration paid (reported in investing activities)	(79)	(114)	(4)
Distributions to non-controlling interests	(521)	(239)	(131)
Contributions from non-controlling interests	8	7	-

Free cash inflow from continuing operations	3,348	3,301	895

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	18	Infectious Diseases (8)
		●	Bexsero infants vaccine (US)
		●	SKYCovione (SK) COVID-19
		●	MenABCWY (1st gen) vaccine candidate
		●	RSV older adult vaccine candidate
		●	bepirovirsen (HBV ASO) hepatitis B virus
		●	gepotidacin (bacterial topoisomerase inhibitor) uncomplicated urinary tract infection and urogenital gonorrhoea
		●	tebipenem pivoxil (antibacterial carbapenem) complicated urinary tract infection
		●	Xevudy (sotrovimab/VIR-7831) COVID-19

Oncology (5)
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	cobolimab (anti-TIM-3) non-small cell lung cancer
		●	Jemperli (anti-PD-1) 1L endometrial cancer
		●	momelotinib (JAK1, JAK2 and ACVR1 inhibitor) myelofibrosis with anaemia
		●	Zejula (PARP inhibitor) 1L ovarian, lung and breast cancer

Immunology (3)
		●	depemokimab (long acting anti-IL5) severe eosinophilic asthma, eosinophilic granulomatosis with polyangiitis, chronic rhinosinusitis with nasal polyps, hyper-eosinophilic syndrome
		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	Nucala chronic obstructive pulmonary disease

Opportunity driven (2)
		●	daprodustat (HIF-PHI) anaemia of chronic kidney disease
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Total vaccines and medicines in all phases of clinical development	69
Total projects in clinical development (inclusive of all phases and indications)	89

Our key growth assets by therapy area

The following outlines several key vaccines and medicines by therapy area that will help drive growth for GSK to meet its outlooks and ambition for 2021-2026 and beyond.

Infectious Diseases

bepirovirsen (HBV ASO)

Bepirovirsen is a potential new treatment option for people with chronic hepatitis B as either a monotherapy or combination therapy with both existing and novel treatments. Two randomised, double-blind, placebo-controlled phase III trials (B-Well 1 and B-Well 2) evaluating the safety and efficacy of bepirovirsen have started and are actively recruiting patients.

In June 2022, GSK announced promising interim results from the B-Clear phase IIb trial showing that bepirovirsen reduced levels of hepatitis B surface antigen (HBsAg) and hepatitis B virus (HBV) DNA, which together are key measures of efficacy, after 24 weeks treatment in people with chronic hepatitis B (CHB). These data were presented in an oral late-breaker session at the European Association for the Study of the Liver’s International Liver Congress (ILC) in June 2022 in London, UK. The final, B-Clear end of study results showed that treatment with bepirovirsen resulted in sustained seroclearance of hepatitis B surface antigen (HBsAg) and hepatitis B virus (HBV) DNA both in patients on concurrent NA therapy and patients not-on-NA therapy. The final results were presented at the American Association for the Study of Liver Diseases (AASLD) Liver Meeting in November 2022, and simultaneously published in the New England Journal of Medicine.

In December 2022, GSK entered into an exclusive license agreement with biopharma company Zhimeng for CB06-036, a TLR8 agonist. Subject to successful completion of phase I, the agreement will allow GSK to develop, manufacture and commercialise CB06-036. If successful, CB06-036 could be used in combination, or as a sequential treatment with bepirovirsen, to potentially achieve functional cure in more patients.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled study to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Recruiting
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled study to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Recruiting
B-Clear bepirovirsen monotherapy (chronic hepatitis B) NCT04449029	IIb	A multi-centre, randomised, partial-blind parallel cohort trial to assess the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial start: Q3 2020	Complete; full data presented
B-Together bepirovirsen sequential combination therapy with Peg-interferon phase II (chronic hepatitis B) NCT04676724	II
A multi-centre, randomised, open label trial to assess the efficacy and safety of sequential treatment with bepirovirsen followed by Pegylated Interferon Alpha 2a in participants with chronic hepatitis B virus
			Trial start: Q1 2021	Active, not recruiting
bepirovirsen sequential combination therapy with targeted immunotherapy (chronic hepatitis B) NCT05276297	II
A trial on the safety, efficacy and immune response following sequential treatment with an anti-sense oligonucleotide against chronic hepatitis B (CHB) and chronic hepatitis B targeted immunotherapy (CHB-TI) in CHB patients receiving nucleos(t)ide analogue (NA) therapy
			Trial start: Q2 2022	Recruiting

gepotidacin (bacterial topoisomerase inhibitor)

In November 2022, GSK announced that the pivotal phase III EAGLE-2 and EAGLE-3 trials evaluating gepotidacin, an investigational treatment for uncomplicated urinary tract infection (uUTI) in female adults and adolescents, would stop enrolment early for efficacy following a recommendation by the Independent Data Monitoring Committee (IDMC). This decision was based on a pre-specified interim analysis of efficacy and safety data in over 3000 patients across the trials. The full phase III results will also be submitted for presentation at a scientific congress and for publication in a peer-reviewed journal in 2023. GSK is working with regulatory authorities to commence regulatory filings for gepotidacin in H1 2023.

Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019	Recruiting
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019	Complete; primary endpoint met
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020	Complete; primary endpoint met

MenABCWY vaccine candidate

GSK is developing two MenABCWY pentavalent (5-in-1) vaccines. The first generation is in late-stage development and the second generation is in phase II clinical development. The goal is to prevent disease caused by meningococcal bacteria serogroups A, B, C, W, and Y. Testing for the phase III trial of our first generation MenABCWY candidate vaccine is being finalised, with the read out anticipated for H1 2023 and US Food and Drug Administration (FDA) filing expected later in the year.

Key trials for MenABCWY vaccine candidate:

Trial name (population)	Phase	Design	Timeline	Status
MenABCWY – 019 NCT04707391	IIIb
A randomised, controlled, observer-blind trial to evaluate safety and immunogenicity of GSK’s meningococcal ABCWY vaccine when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine
			Trial start: Q1 2021	Active, not recruiting
MenABCWY – V72 72 NCT04502693	III
A randomised, controlled, observer-blind trial to demonstrate effectiveness, immunogenicity, and safety of GSK's meningococcal Group B and combined ABCWY vaccines when administered to healthy adolescents and young adults
			Trial start: Q3 2020	Complete

RSV vaccine candidates

In November 2022, GSK submitted a New Drug Submission (NDS) to Health Canada for its respiratory syncytial virus (RSV) older adult vaccine candidate. GSK’s RSV older adult vaccine candidate is also under regulatory review by the US FDA, the European Medicines Agency (EMA) and the Japanese Ministry of Health, Labour and Welfare (MHLW) with decisions anticipated throughout 2023.

In Q4 2022, GSK began a phase III trial to assess the RSV older adult vaccine candidate in adults 50-59 years of age, including adults at increased risk of RSV lower respiratory tract disease, compared to older adults ≥60 years of age. GSK also began two new trials to evaluate the vaccine candidate when co-administered with adjuvanted and high dose influenza vaccines in adults aged 65 years and above.

Key phase III trials for RSV older adult and maternal vaccine candidates:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021	Active, not recruiting; primary endpoint met
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021	Active, not recruiting; primary endpoint met
RSV OA=ADJ-007 (Adults ≥ 60 years old) NCT04841577	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU-QIV vaccine in adults aged 60 years and above
			Trial start: Q2 2021	Complete; primary endpoint met
RSV OA=ADJ-008 (Adults ≥ 65 years old) NCT05559476	III
A phase III, open-label, randomised, controlled, multi country study to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU HD vaccine in adults aged 65 years and above
			Trial start: Q4 2022	Active, not recruiting
RSV OA=ADJ-009 (Adults ≥ 60 years old) NCT05059301	III
A randomised, double-blind, multi-country trial to evaluate consistency, safety, and reactogenicity of 3 lots of RSVPreF3 OA investigational vaccine administrated as a single dose in adults aged 60 years and above
			Trial start: Q4 2021	Complete; primary endpoint met
RSV OA=ADJ-017 (Adults ≥ 65 years old) NCT05568797	III
A phase III, open-label, randomised, controlled, multi-country study to evaluate the immune response, safety and reactogenicity of an RSVPreF3 OA investigational vaccine when co-administered with FLU aQIV (inactivated influenza vaccine – adjuvanted) in adults aged 65 years and above
			Trial start: Q4 2022	Active, not recruiting
RSV OA=ADJ-018 (Adults 50-59 years) NCT05590403	III
A phase III, observer-blind, randomised, placebo controlled study to evaluate the non inferiority of the immune response and safety of the RSVPreF3 OA investigational vaccine in adults 50 59 years of age, including adults at increased risk of respiratory syncytial virus lower respiratory tract disease, compared to older adults ≥60 years of age.
			Trial start: Q4 2022	Recruiting
GRACE (pregnant women aged 18-49 years old) NCT04605159	III
A randomised, double-blind, placebo-controlled multi-country trial to demonstrate efficacy of a single dose of unadjuvanted RSV maternal vaccine, administered IM to pregnant women 18 to 49 years of age, for prevention of RSV associated LRTIs in their infants up to 6 months of age
			Trial start: Q4 2020 Trial stopped enrolment and vaccination: Q1 2022	Stopped enrolment and vaccination

HIV

cabotegravir

ViiV Healthcare presented 12-month findings from the CARISEL study (Cabotegravir And Rilpivirine Implementation Study in European Locations), at the 30th HIV Glasgow Conference in Glasgow, Scotland from 23-26 October, which evaluated the perspectives of people living with HIV and healthcare teams through surveys and interviews in addition to evaluating clinical effectiveness. The study demonstrated that ViiV Healthcare’s Vocabria (cabotegravir injection) and Janssen Pharmaceutical Companies of Johnson and Johnson’s Rekambys (rilpivirine long-acting injectable suspension) were successfully implemented across a range of European healthcare settings. The study also reported that 81% of people living with HIV found the complete long-acting regimen less stigmatising than daily oral treatment reinforcing the importance of continued research in HIV long-acting regimens.

Key phase III trials for cabotegravir:

Trial name (population)	Phase	Design	Timeline	Status
HPTN 083 (HIV uninfected cisgender men and transgender women who have sex with men) NCT02720094	IIb/III
A double-blind safety and efficacy trial of injectable cabotegravir compared to daily oral tenofovir disoproxil fumarate/emtricitabine (TDF/FTC), for Pre-Exposure Prophylaxis in HIV-uninfected cisgender men and transgender women who have sex with men
			Trial start: Q4 2016	Active; not recruiting; primary endpoint met (superiority)
HPTN 084 (HIV uninfected women who are at high risk of acquiring HIV) NCT03164564	III	A double-blind safety and efficacy trial of long-acting injectable cabotegravir compared to daily oral TDF/FTC for Pre-Exposure Prophylaxis in HIV-Uninfected women	Trial start: Q4 2017	Active; not recruiting; primary endpoint met (superiority)
ATLAS NCT02951052	III
A randomised, multi-centre, parallel-group, non-inferiority, open-label trial evaluating the efficacy, safety, and tolerability of switching to long-acting cabotegravir plus long-acting rilpivirine from current INI- NNRTI-, or PI-based antiretroviral regimen in HIV-1-infected adults who are virologically suppressed
			Trial start: Q4 2016	Active; not recruiting; primary endpoint met (non-inferiority)
ATLAS-2M NCT03299049	IIIb
A randomised, multi-centre, parallel-group, non-inferiority, open-label trial evaluating the efficacy, safety, and tolerability of long-acting cabotegravir plus long-acting rilpivirine administered every 8 weeks or every 4 weeks in HIV-1-infected adults who are virologically suppressed
			Trial start: Q4 2017	Active; not recruiting; primary endpoint met (non-inferiority)
FLAIR NCT02938520	III
A randomised, multi-centre, parallel-group, open-label trial evaluating the efficacy, safety, and tolerability of long-acting intramuscular cabotegravir and rilpivirine for maintenance of virologic suppression following switch from an integrase inhibitor single tablet regimen in HIV-1 infected antiretroviral therapy naïve adult participants
			Trial start: Q4 2016	Active; not recruiting; primary endpoint met (non-inferiority)

Oncology

Blenrep (belantamab mafodotin)

In November 2022, GSK announced it has initiated the process for withdrawal of the US marketing authorisation for Blenrep following the request of the US FDA. This request was based on the outcome of the DREAMM-3 phase III confirmatory trial, which did not meet the requirements of the US FDA Accelerated Approval regulations. Additional studies within the DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical trial programme are ongoing, evaluating belantamab mafodotin in earlier lines of therapy and in combination. We anticipate data from DREAMM-7 and DREAMM-8 in the second-line setting in the second half of 2023.

In December, data presented at the American Society of Hematology (ASH) Annual Meeting and Exposition featured new findings from clinical trials of belantamab mafodotin in relapsed/refractory and newly diagnosed multiple myeloma, focusing on the potential of combination approaches for belantamab mafodotin through our investigator-sponsored studies and supported collaborative studies. Updated results from ALGONQUIN evaluating the combination of belantamab mafodotin with pomalidomide and dexamethasone in relapsed/refractory patients who received two or more prior lines of treatment demonstrated a significantly longer progression-free survival compared with a historical control cohort. Additionally, results from BelaRd, a dose and schedule evaluation study to investigate the safety and clinical activity of belantamab mafodotin in combination with lenalidomide and dexamethasone in patients with transplant-ineligible newly diagnosed multiple myeloma, showed a strong efficacy and a manageable safety profile.

In addition, a presentation of the final analysis of the long-term safety and efficacy data for the DREAMM-2 trial showed deep and durable response of belantamab mafodotin for the treatment of patients with relapsed or refractory multiple myeloma who have received at least three prior therapies including an anti-CD38 monoclonal antibody, a proteasome inhibitor, and an immunomodulatory agent.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-3 (3L/4L+ MM pts who have failed Len + PI) NCT04162210	III
An open-label, randomised trial to evaluate the efficacy and safety of single-agent belantamab mafodotin compared to pomalidomide plus low dose dexamethasone (pom/dex) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020	Active, not recruiting; primary endpoint not met
DREAMM-7 (2L+ MM pts) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020	Active, not recruiting
DREAMM-8 (2L+ MM pts) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020	Enrolment complete

Jemperli (dostarlimab)

In December, GSK announced positive headline results from the planned interim analysis of Part 1 of the RUBY/ENGOT-EN6/GOG3031/NSGO phase III trial investigating Jemperli (dostarlimab) plus standard-of-care chemotherapy (carboplatin-paclitaxel) followed by Jemperli compared to chemotherapy plus placebo followed by placebo in adult patients with primary advanced or recurrent endometrial cancer. The trial met its primary endpoint of investigator-assessed progression-free survival (PFS) and showed a statistically significant and clinically meaningful benefit in the prespecified mismatch repair deficient (dMMR)/microsatellite instability-high (MSI-H) patient subgroup and in the overall population. The safety and tolerability profile of dostarlimab in the RUBY phase III trial was consistent with clinical trials of similar regimens.

While the overall survival (OS) data were immature at the time of this analysis, a favourable trend was observed in the overall population, including both the dMMR/MSI-H and MMRp/MSS subgroups. Full results from the trial will be published in a medical journal and presented at an upcoming scientific meeting.

GSK also announced full results of the PERLA phase II trial at the European Society for Medical Oncology (ESMO) Immuno-Oncology Congress 2022 in Geneva, Switzerland. The trial evaluated dostarlimab in combination with chemotherapy versus pembrolizumab in combination with chemotherapy in first-line patients with metastatic non-squamous non-small cell lung cancer (NSCLC).

The PERLA phase II trial is a randomised, double-blind trial of 243 patients and is the largest global head-to-head trial of PD-1 inhibitors in this population. The confirmed objective response rate was 46% in patients treated with investigational dostarlimab combination versus 37% in the pembrolizumab combination. The key secondary endpoint of median progression-free survival was 8.8 months in the dostarlimab treatment arm versus 6.7 months in the pembrolizumab treatment arm.

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY ENGOT-EN6 GOG-3031 (1L Stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab (TSR-042) plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019	Active, not recruiting
PERLA (1L metastatic non-small cell lung cancer) NCT04581824	II	A randomised, double-blind study to evaluate the efficacy of dostarlimab plus chemotherapy versus pembrolizumab plus chemotherapy in metastatic non-squamous non-small cell lung cancer	Trial start: Q4 2020	Active, not recruiting; primary endpoint met
GARNET	I/II	A multi-center, open-label, first-in-human study evaluating dostarlimab (TSR-042) in participants with advanced solid tumors who have limited available treatment options	Trial start: Q1 2016	Active, recruiting

momelotinib (JAK1/2 and ACVR1/ALK2 inhibitor)

In January 2023, 24-week data from the MOMENTUM phase III trial, that evaluated momelotinib in patients with myelofibrosis who were symptomatic and anaemic and had been previously treated with an FDA-approved JAK inhibitor, were published in The Lancet. Treatment with momelotinib, compared with danazol, resulted in clinically significant improvements in myelofibrosis-associated symptoms, anaemia measures, and spleen response, with favourable safety. These findings support the potential use of momelotinib as an effective treatment in patients with myelofibrosis, especially in those with anaemia.

At ASH 2022, GSK presented 7 abstracts for momelotinib including the 48-week data from the MOMENTUM trial. In this updated analysis, momelotinib maintained 24-week symptom, transfusion independence and spleen responses with continued favourable safety. Momelotinib is the only agent to demonstrate this outcome in a key pivotal trial.

GSK also announced that the EMA validated the marketing authorisation application (MAA) for momelotinib, a potential new oral treatment for myelofibrosis. A Committee for Medicinal Products for Human Use (CHMP) regulatory action is anticipated by year-end 2023, and a New Drug Application for momelotinib is currently under regulatory review with the US FDA.

Key phase III trial for momelotinib:

Trial name (population)	Phase	Design	Timeline	Status
MOMENTUM (myelofibrosis) NCT04173494	III
A randomised, double-blind, active control phase III trial intended to confirm the differentiated clinical benefits of the investigational drug momelotinib (MMB) versus danazol (DAN) in symptomatic and anaemic subjects who have previously received an approved Janus kinase inhibitor (JAKi) therapy for myelofibrosis (MF)
			Trial start: Q1 2020	Active, not recruiting; primary endpoint met

Zejula (niraparib)

In November, GSK provided an update that at the request of the US FDA it will restrict the second-line maintenance indication for Zejula (niraparib) to only the patient population with deleterious or suspected deleterious germline BRCA mutations (gBRCAmut). The US first-line indication of Zejula remains unchanged for the maintenance treatment of adult patients with advanced epithelial ovarian, fallopian tube, or primary peritoneal cancer who have a complete or partial response to platinum-based chemotherapy.

GSK received a favourable opinion from the CHMP of the EMA supporting the existing indication for Zejula in the relapsed ovarian cancer maintenance setting, based on a review of all available clinical data. Zejula continues to be an important maintenance treatment option for appropriate patients in the second-line or later setting and for patients who are in complete or partial response to first-line platinum-based chemotherapy.

Key phase III trials for Zejula:

Trial name (population)	Phase	Design	Timeline	Status
ZEAL-1L (maintenance for 1L advanced NSCLC) NCT04475939	III
A randomised, double-blind, placebo-controlled, multi-centre trial comparing niraparib plus pembrolizumab versus placebo plus pembrolizumab as maintenance therapy in participants whose disease has remained stable or responded to first-line platinum-based chemotherapy with pembrolizumab for Stage IIIB/IIIC or IV non-small cell lung cancer
			Trial start: Q4 2020	Active, not recruiting
ZEST (Her2- with BRCA-mutation, or TNBC) NCT04915755	III
A randomised double-blinded trial comparing the efficacy and safety of niraparib to placebo in participants with either HER2-negative BRCA-mutated or triple-negative breast cancer with molecular disease based on presence of circulating tumour DNA after definitive therapy
			Trial start: Q2 2021	Recruiting
FIRST (1L ovarian cancer maintenance) NCT03602859	III
A randomised, double-blind, comparison of platinum-based therapy with dostarlimab (TSR-042) and niraparib versus standard of care platinum-based therapy as first-line treatment of stage III or IV non-mucinous epithelial ovarian cancer
			Trial start: Q4 2018	Active, not recruiting

Immunology

depemokimab (ultra-long-acting anti-IL5)

The phase III programme for our ultra-long-acting IL5 inhibitor, depemokimab continues to make progress across a range of eosinophil-driven diseases. Phase III trials of depemokimab began this year in eosinophilic granulomatosis with polyangiitis (EGPA), chronic rhinosinusitis with nasal polyps (CRSwNP) and hypereosinophilic syndrome (HES). Trials of depemokimab in severe eosinophilic asthma which started in 2021 continued throughout 2022 with the open label extension of these studies starting recruitment in Q1 of 2022. Depemokimab is a unique and distinct monoclonal antibody developed specifically for its affinity for IL-5 and long duration of inhibition.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe eosinophilic asthma; SEA) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021	Recruiting
SWIFT-2 (SEA) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021	Recruiting
AGILE (SEA) NCT05243680	III (extension)
A 52-week, open label extension phase of SWIFT-1 and SWIFT-2 to assess the long-term safety and efficacy of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2022	Recruiting
NIMBLE (SEA) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021	Recruiting
ANCHOR-1 (CRSwNP) NCT05274750	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022	Recruiting
ANCHOR-2 (CRSwNP) NCT05281523	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022	Recruiting
OCEAN (EGPA) NCT05263934	III	Efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory EGPA	Trial start: Q3 2022	Recruiting
DESTINY (HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care (SoC) therapy	Trial start: Q4 2022	Recruiting

Opportunity driven

daprodustat (oral hypoxia-inducible factor prolyl hydroxylase inhibitor)

Daprodustat is currently under regulatory review with the US FDA and EMA. Regulatory decisions are anticipated in the first half of 2023.

When left untreated or undertreated, anaemia of CKD is associated with poor clinical outcomes and leads to a substantial burden on patients and healthcare systems. There remains an unmet need for convenient treatment options with efficacy and safety comparable to current treatments.

Key phase III trials for daprodustat:

Trial name (population)	Phase	Design	Timeline	Status
ASCEND-D (Dialysis subjects with anaemia of CKD) NCT02879305	III
A randomised, open-label (sponsor-blind), active-controlled, parallel-group, multi-centre, event driven trial in dialysis subjects with anaemia associated with chronic kidney disease to evaluate the safety and efficacy of daprodustat compared to recombinant human erythropoietin, following a switch from erythropoietin-stimulating agents
			Reported	Complete; primary endpoint met
ASCEND-ID (Incident Dialysis subjects with anaemia of CKD) NCT03029208	III
A 52-week open-label (sponsor-blind), randomised, active-controlled, parallel-group, multi-centre trial to evaluate the efficacy and safety of daprodustat compared to recombinant human erythropoietin in subjects with anaemia of chronic kidney disease who are initiating dialysis
			Reported	Complete; primary endpoint met
ASCEND-TD (Dialysis subjects with anaemia of CKD) NCT03400033	III
A randomised, double-blind, active-controlled, parallel-group, multi-centre trial in haemodialysis participants with anaemia of chronic kidney disease to evaluate the efficacy, safety, and pharmacokinetics of three-times weekly dosing of daprodustat compared to recombinant human erythropoietin, following a switch from recombinant human erythropoietin or its analogues
			Reported	Complete; primary endpoint met
ASCEND-ND (Non-dialysis subjects with anaemia of CKD) NCT02876835	III
A randomised, open-label (sponsor-blind), active-controlled, parallel-group, multi-centre, event driven trial in non-dialysis subjects with anaemia of chronic kidney disease to evaluate the safety and efficacy of daprodustat compared to darbepoetin alfa
			Reported	Complete; primary endpoint met
ASCEND-NHQ (Non-dialysis subjects with anaemia of CKD) NCT03409107	III
A 28-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre, trial in recombinant human erythropoietin (rhEPO) naïve non-dialysis participants with anaemia of chronic kidney disease to evaluate the efficacy, safety, and effects on quality of life of daprodustat compared to placebo
			Reported	Complete; primary endpoint met

Reporting definitions

Total, Continuing and Adjusted results
Total reported results represent the Group’s overall performance including discontinued operations. Continuing results represents performance excluding discontinued operations.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 39 and other non-IFRS measures are defined below and are based on continuing operations.

Free cash flow from continuing operations
Free cash flow is defined as the net cash inflow/outflow from continuing operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates (all attributable to continuing operations). It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from continuing operations to free cash flow from continuing operations is set out on page 57.

Free cash flow conversion
Free cash flow conversion is free cash flow from continuing operations as a percentage of profit attributable to shareholders from continuing operations.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Total Net debt
Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value.

Share Consolidation
Shareholders received 4 new Ordinary shares with a nominal value of 31¼ pence each for every 5 existing Ordinary share which had a nominal value of 25 pence each. Earnings per share, diluted earnings per share, adjusted earnings per share and dividends per share were retrospectively adjusted to reflect the Share Consolidation in all the periods presented.

Earnings per share
Earnings per share has been retrospectively adjusted for the Share Consolidation on 18 July 2022, applying a ratio of 4 new Ordinary shares for every 5 existing Ordinary shares.

Total Earnings per share
Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

Total Operating Margin
Total Operating margin is operating profit divided by turnover.

COVID-19 solutions
COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions including vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions.

General Medicines
General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines in inhaled respiratory, dermatology, antibiotics and other diseases.

Specialty Medicines
Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines in infectious diseases, HIV, oncology, immunology and respiratory.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance, assumptions and cautionary statements

2023 guidance
GSK expects 2023 turnover to increase between 6 to 8 per cent, Adjusted operating profit to increase between 10 to 12 per cent and Adjusted earnings per share to increase between 12 to 15 per cent. This guidance is provided at CER and excludes any contributions from COVID-19 solutions.

Assumptions related to 2023 guidance
In outlining the guidance for 2023, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes. Due to the phasing of quarterly results in 2022 and the resulting comparators, GSK expects turnover and Adjusted operating profit growth to be slightly lower in the first half of 2023 including a challenging comparator in Q1 2022 and somewhat higher in the second half, relative to full-year expectations. Despite the recovery of healthcare systems, uncertain economic conditions prevail across many markets in which GSK operates and we continue to expect to see variability in performance between quarters.

We expect sales of Specialty Medicines to increase mid to high single-digit per cent, sales of Vaccines to increase mid-teens per cent and sales of General Medicines to decrease slightly.

These planning assumptions as well as operating profit guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing as a result of government or competitor action. The 2023 guidance factors in all divestments and product exits announced to date.

The Group’s guidance assumes successful delivery of the Group’s integration and restructuring plans. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The guidance is given on a constant currency basis.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, ambitions and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, ambitions and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”.
Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All outlooks, ambitions and expectations should be read together with pages 5-7 of the Stock Exchange announcement relating to an update to investors dated 23 June 2021, paragraph 19 of Part 7 of the Circular to shareholders relating to the demerger of Haleon dated 1 June 2022 and the Guidance, assumptions and cautionary statements in this Q4 2022 earnings release.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2021 and any impacts of the COVID-19 pandemic. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 1, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc